Exhibit 99.1

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF
BROOKFIELD WEALTH SOLUTIONS LTD.
AS OF JUNE 30, 2026 AND DECEMBER 31, 2025
AND FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2026 AND 2025

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF US$ MILLIONS, EXCEPT SHARE DATA	June 30, 2026	December 31, 2025
Assets
Available-for-sale fixed maturity securities, at fair value (net of allowance for credit losses of $1 and $4, respectively; amortized cost of $96,172 and $63,157, respectively)	$96,657	$64,209
Equity securities, at fair value	6,924	7,972
Mortgage loans on real estate, at amortized cost (net of allowance for credit losses of $132 and $113, respectively)	14,021	11,231
Private loans, at amortized cost (net of allowance for credit losses of $130 and $181, respectively)	9,407	8,415
Investment real estate, at cost (net of accumulated depreciation of $231 and $238, respectively)	3,251	3,000
Real estate partnerships	4,949	4,241
Investment funds	12,421	8,962
Policy loans	238	234
Short-term investments, at estimated fair value	612	475
Derivative assets	171	63
Other invested assets	9,261	1,242
Total investments	157,912	110,044
Cash and cash equivalents	12,609	13,014
Accrued investment income	1,419	892
Deferred policy acquisition costs, deferred sales inducements and value of business acquired	11,905	11,683
Reinsurance funds withheld	1,559	1,435
Premiums due and other receivables	787	620
Ceded unearned premiums	296	352
Deferred tax asset	962	687
Reinsurance recoverables and deposit assets	11,513	12,151
Property and equipment (net of accumulated depreciation of $187 and $400, respectively)	317	290
Intangible assets (net of accumulated amortization of $421 and $237, respectively)	1,614	1,625
Goodwill	1,398	783
Other assets	2,539	2,783
Separate account assets	874	822
Total assets	205,704	157,181
Liabilities
Future policy benefits	53,020	16,249
Policyholders’ account balances	97,420	94,411
Policy and contract claims	6,887	7,277
Market risk benefits	4,751	4,536
Unearned premium reserve	1,419	1,272
Due to related parties	949	819
Other policyholder funds	361	360
Notes payable	206	205
Corporate borrowings	2,652	628
Non-recourse borrowings	6,978	4,857
Funds withheld for reinsurance liabilities	2,938	3,157
Derivative liabilities	576	37
Payables under repurchase agreements	4,386	—
Other liabilities	4,436	4,634
Separate account liabilities	874	822
Total liabilities	187,853	139,264

Commitments and contingencies (Note 28)

Equity
Class A exchangeable and Class B ($21.76 and $21.83 par value, respectively; 65,605,591 and 65,343,416 issued, respectively; 60,186,639 and 59,970,825 outstanding, respectively; 5,418,952 and 5,372,591 of Class A exchangeable shares held in treasury, respectively)	1,333	1,334
Class C ($1 par value; 297,363,572 and 272,687,160 issued and outstanding, respectively)	13,725	12,311
Retained earnings	2,354	2,820
Accumulated other comprehensive income	102	1,121
Non-controlling interests	337	331
Total equity	17,851	17,917
Total liabilities and equity	$205,704	$157,181
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Three Months Ended		Six Months Ended
	2026	2025	2026	1	2025
Net premiums	$1,787	$1,029	$2,474		$2,151
Other policy revenue	221	200	406		379
Net investment income	2,141	1,470	3,597		2,883
Investment related gains (losses)	59	328	(637)		225
Net investment results from reinsurance funds withheld	9	10	33		17
Total revenues	4,217	3,037	5,873		5,655

Policyholder benefits and claims incurred	(2,302)	(1,079)	(2,957)		(2,186)
Interest sensitive contract benefits	(777)	(497)	(1,333)		(1,021)
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired	(366)	(363)	(711)		(702)
Change in fair value of insurance-related derivatives and embedded derivatives	232	(131)	93		(331)
Change in fair value of market risk benefits	(108)	46	(247)		(315)
Operating expenses	(558)	(324)	(928)		(707)
Interest expense	(154)	(82)	(248)		(155)
Total benefits and expenses	(4,033)	(2,430)	(6,331)		(5,417)
Net income (loss) before income taxes	184	607	(458)		238
Income tax recovery (expense)	(35)	(91)	5		(4)
Net income (loss)	$149	$516	$(453)		$234

Attributable to:
Class A exchangeable and Class B shareholders	$5	$4	$10		$8
Class C shareholder	138	497	(476)		167
Non-controlling interests	6	15	13		59
	$149	$516	$(453)		$234
Net income (loss) per Class C share:
Basic	$0.47	$2.44	$(1.68)		$0.83
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS	Three Months Ended		Six Months Ended
	2026	2025	2026	2025
Net income (loss)	$149	$516	$(453)	$234
Other comprehensive income (loss), net of tax:
Change in net unrealized investment gains	156	78	(580)	396
Foreign currency translation	(5)	131	(6)	169
Change in discount rate for future policy benefits	(630)	(8)	(449)	(66)
Change in instrument-specific credit risk for market risk benefits	(123)	(74)	20	(25)
Defined benefit pension plan adjustment	(3)	(2)	(4)	(5)
Total other comprehensive income (loss)	(605)	125	(1,019)	469
Comprehensive income (loss)	$(456)	$641	$(1,472)	$703

Attributable to:
Class A exchangeable and Class B shareholders	$5	$4	$10	$8
Class C shareholder	(467)	622	(1,495)	636
Non-controlling interests	6	15	13	59
	$(456)	$641	$(1,472)	$703
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Class A exchangeable and Class B shareholders			Class C shareholder
FOR THE PERIODS ENDED JUN. 30, 2026 US$ MILLIONS	Share capital	Retained earnings	Total	Share capital	Retained earnings	Accumulated other comprehensive income	Total	Non-controlling interests	Total equity
Balance as of January 1, 2026	$1,334	$44	$1,378	$12,311	$2,776	$1,121	$16,208	$331	$17,917
Net income (loss)	—	5	5	—	(614)	—	(614)	7	(602)
Other comprehensive loss	—	—	—	—	—	(414)	(414)	—	(414)
Comprehensive income (loss)	—	5	5	—	(614)	(414)	(1,028)	7	(1,016)
Other items:
Equity issuances	—	—	—	—	—	—	—	2	2
Distributions(1)	(5)	—	(5)	—	—	—	—	(5)	(10)
Acquisition of treasury shares, net	(2)	—	(2)	—	—	—	—	—	(2)
Total change in the period	(7)	5	(2)	—	(614)	(414)	(1,028)	4	(1,026)
Balance as of March 31, 2026	$1,327	$49	$1,376	$12,311	$2,162	$707	$15,180	$335	$16,891
Net income	—	5	5	—	138	—	138	6	149
Other comprehensive loss	—	—	—	—	—	(605)	(605)	—	(605)
Comprehensive income (loss)	—	5	5	—	138	(605)	(467)	6	(456)
Other items:
Equity issuances	11	—	11	1,414	—	—	1,414	—	1,425
Distributions(1)	(5)	—	(5)	—	—	—	—	(4)	(9)
Total change in the period	6	5	11	1,414	138	(605)	947	2	960
Balance as of June 30, 2026	$1,333	$54	$1,387	$13,725	$2,300	$102	$16,127	$337	$17,851
__________________________
(1)The Company distributed $0.07 in the form of a return of capital per each Class A exchangeable and Class B share in the first and second quarters of 2026.

	Class A exchangeable and Class B shareholders			Class C shareholder
FOR THE PERIODS ENDED JUN. 30, 2025 US$ MILLIONS	Share capital	Retained earnings	Total	Share capital	Retained earnings	Accumulated other comprehensive income	Total	Non-controlling interests(2)	Total equity
Balance as of January 1, 2025	$1,442	$28	$1,470	$8,526	$2,026	$204	$10,756	$850	$13,076
Net income (loss)	—	4	4	—	(330)	—	(330)	44	(282)
Other comprehensive income	—	—	—	—	—	344	344	—	344
Comprehensive income (loss)	—	4	4	—	(330)	344	14	44	62
Other items:
Equity issuances	—	—	—	—	—	—	—	299	299
Redemptions to non-controlling interests	—	—	—	—	—	—	—	(389)	(389)
Distributions(1)	(4)	—	(4)	—	—	—	—	(33)	(37)
Acquisition of treasury shares, net	(1)	—	(1)	—	—	—	—	—	(1)
Total change in the period	(5)	4	(1)	—	(330)	344	14	(79)	(66)
Balance as of March 31, 2025	$1,437	$32	$1,469	$8,526	$1,696	$548	$10,770	$771	$13,010
Net income	—	4	4	—	497	—	497	15	516
Other comprehensive income	—	—	—	—	—	125	125	—	125
Comprehensive income	—	4	4	—	497	125	622	15	641
Other items:
Equity issuances	2	—	2	2,210	—	—	2,210	(5)	2,207
Distributions(1)	(4)	—	(4)	—	—	—	—	(15)	(19)
Total change in the period	(2)	4	2	2,210	497	125	2,832	(5)	2,829
Balance as of June 30, 2025	$1,435	$36	$1,471	$10,736	$2,193	$673	$13,602	$766	$15,839
__________________________
(1)The Company distributed $0.06 in the form of a return of capital per each Class A exchangeable and Class B share in the first and second quarters of 2025. Distribution per share has been adjusted to reflect a three-for-two stock split on October 9, 2025.
(2)Adjusted to present the issuance and redemption of capital to non-controlling interests separately.
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUN. 30 US$ MILLIONS	2026	2025
Operating activities
Net income (loss)	$(453)	$234
Adjustments to reconcile net income (loss) to net cash from operating activities:
Other policy revenue	(400)	(379)
Accretion on investments	(397)	(449)
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired	711	702
Deferral of policy acquisition costs	(672)	(784)
Losses (gains) on investments and derivatives	327	(67)
Provisions for credit losses	(1)	8
Income from equity method investments	(409)	(392)
Distributions from equity method investments	296	243
Interest credited to policyholders’ account balances	1,333	1,000
Change in fair value of embedded derivatives	156	241
Depreciation and amortization	105	107
Deferred income taxes	15	(10)
Changes in operating assets and liabilities:
Insurance-related liabilities	615	509
Funds withheld under reinsurance	(145)	(123)
Reinsurance recoverables and deposit assets	627	593
Accrued investment income	(87)	20
Working capital and other	129	(413)
Cash flows from operating activities	1,750	1,040
Investing activities
Acquisition of subsidiary, net of cash acquired	(42)	—
Purchase of investments:
Available-for-sale fixed maturity securities	(10,219)	(7,056)
Equity securities	(326)	(64)
Mortgage loans on real estate	(1,930)	(581)
Private loans	(1,560)	(1,434)
Investment real estate and real estate partnerships	(981)	(1,044)
Investment funds	(1,374)	(1,161)
Short-term investments	(692)	(11,623)
Other invested assets	(354)	(25)
Proceeds from sales and maturities of investments:
Available-for-sale fixed maturity securities	6,728	5,903
Equity securities	130	198
Mortgage loans on real estate	1,486	1,615
Private loans	1,553	747
Investment real estate and real estate partnerships	254	69
Investment funds	306	244
Short-term investments	610	11,426
Other invested assets	210	200
Purchase of derivatives	(584)	(465)
Proceeds from sales and maturities of derivatives	810	549
Purchase of intangibles and property and equipment	(32)	(30)
Proceeds from sales of intangibles and property and equipment	3	—
Change in collateral held for derivatives	(237)	(306)
Other	(69)	24
Cash flows from investing activities	(6,310)	(2,814)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE SIX MONTHS ENDED JUN. 30 US$ MILLIONS	2026	2025
Financing activities
Return of capital to common stockholders	(9)	(8)
Borrowings from related parties	77	—
Repayment of borrowings to related parties	—	(65)
Borrowings from external parties	4,440	1,635
Repayment of borrowings to external parties	(1,573)	(1,462)
Borrowings issued to reinsurance entities	11	—
Repayment of borrowings issued to reinsurance entities	(5)	(8)
Deposits on policyholders’ account balances	7,298	7,417
Withdrawals on policyholders’ account balances	(5,582)	(4,751)
Debt issuance costs	—	(6)
Proceeds from repurchase agreements	1,722	33
Repayments of repurchase agreements	(2,215)	(33)
Issuance of capital to non-controlling interests(1)	2	299
Redemptions to non-controlling interests(1)	—	(394)
Distributions to non-controlling interests	(9)	(48)
Cash flows from financing activities	4,157	2,609
Cash and cash equivalents
Cash and cash equivalents, beginning of period	13,014	12,243
Net change during the period	(403)	835
Foreign exchange on cash balances held in foreign currencies	(2)	13
Cash and cash equivalents, end of period	$12,609	$13,091

Supplementary cash flow disclosure
Cash taxes paid (net of refunds received)	$(45)	$73
Cash interest paid	193	114
Non-cash transactions:
Investments received in relation to the issuance of common stock	1,414	3,535
Investments received in connection with the sale of investment funds	—	786
__________________________
(1)Adjusted to present the issuance and redemption of capital to non-controlling interests separately.
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NOTE 1. NATURE OF OPERATIONS
Brookfield Wealth Solutions Ltd. (“Brookfield Wealth Solutions”) is a Bermuda corporation incorporated on December 10, 2020 and governed by the laws of Bermuda. References in these financial statements to “we”, “our”, “us” or “the Company” refer to Brookfield Wealth Solutions and its subsidiaries, whereas references to “Brookfield” refer to Brookfield Corporation and its subsidiaries. The Company’s class A exchangeable shares are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BNT”. Our operations are located primarily in Bermuda, the United States (“U.S.”), the United Kingdom (“U.K.”) and Canada. The Company’s registered head office address is Ideation House, First Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda.
Our company is focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Through our direct 100% ownership interest in BWS Holdings Ltd. (“BWS Holdings”), we hold the interest in our operating subsidiaries, which include: American National Group Inc. (“ANGI”), Blumont Annuity Company (“BAC Canada”), Clearbrook Group Holdings Inc. (“Clearbrook”), Just Group plc (“Just”) and North End Re Ltd. (“NER Ltd.”).
On April 1, 2026, Just became a wholly-owned subsidiary of BWS Holdings. Refer to Note 16 for further details.
As a result of our acquisition of Just and the strategic repositioning of our life insurance business, we reorganized and changed our internal segments in a manner that caused the composition of our reporting segments to change in the second quarter of 2026. The Company’s reporting segments are Annuities, Property and Casualty (“P&C”) and Corporate and Other. Previously, our reporting segments included Life Insurance. For segment information, refer to Note 27. We have restated all applicable comparative information.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The unaudited condensed consolidated financial statements (“financial statements”) and notes thereto, including all prior periods presented, have been prepared under accounting principles generally accepted in the United States of America (“GAAP”). The financial statements are prepared on a going concern basis and have been presented in U.S. dollars (“USD”) rounded to the nearest million unless otherwise indicated. The financial statements should be read in conjunction with the December 31, 2025 annual consolidated financial statements of the Company and accompanying notes and financial statement schedules included on the Form 20-F, filed with the SEC on March 26, 2026. The results of operations for the three and six months ended June 30, 2026 are not necessarily indicative of the results for any subsequent period or the entire fiscal year ending December 31, 2026. These financial statements reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods presented in accordance with GAAP.
The preparation of the financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Included among the material (or potentially material) reported amounts and disclosures that require the use of estimates are fair value of certain financial assets, value of business acquired (“VOBA”), future policy benefits (“FPB”) including VOBA liability, market risk benefits (“MRB”), valuation of embedded derivatives in policyholders’ account balances (“PAB”), policy and contract claims, deferred income taxes including the recoverability of deferred tax assets. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.
Basis of Consolidation
These financial statements include the accounts of the Company and its consolidated subsidiaries, which are legal entities where the Company has a controlling financial interest by either holding a majority voting interest or being the primary beneficiary of the variable interest entity (“VIE”). All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.
The consolidation assessment depends on the specific facts and circumstances for each entity and requires judgment. Refer to Note 2 of the Company’s December 31, 2025 annual consolidated financial statements for a further description of the Company’s accounting policies regarding consolidation.
Adoption of New Accounting Standards
In the current period, the Company did not adopt any Accounting Standards Update (“ASU”) issued by the Financial Accounting Standards Board (“FASB”) that was material in presentation or amount.

Accounting Policies
The financial statements have been prepared using the same accounting policies as described in Note 2 of the Company’s December 31, 2025 annual consolidated financial statements, except as follows, with certain accounting policies expanded to reflect transactions arising during the period.
Other invested assets primarily comprise financing receivables and residual tranche investments, as well as lifetime mortgages that are carried at amortized cost. Other invested assets also include Federal Home Loan Bank (“FHLB”) stock, separately managed accounts which are portfolios of legacy investments that are managed on behalf of the Company by an investment manager, company-owned life insurance (“COLI”) and tax credit partnerships. The Company elected the fair value option under ASC 825 for its residual tranche investments as accounting for such investments at fair value is consistent with how the Company manages and evaluates them.
Collateralized borrowing and lending transactions: Securities sold under repurchase agreements, as well as securities purchased under reverse repurchase agreements, are collateralized borrowing and lending transactions that do not qualify for sale accounting under ASC 860, Transfers and Servicing (“ASC 860”). A repurchase agreement provides the lender of securities the right to receive from the counterparty sufficient cash to purchase the same securities at the maturity of the agreement. A repurchase agreement is accounted for as a collateralized borrowing, whereas a reverse repurchase agreement is accounted for as a collateralized lending. These transactions are measured at amortized cost and are recorded at amounts at which the securities were initially sold.
For repurchase agreements, the Company recognizes an asset in the statements of financial position, representing the cash received, and a liability for the same amount, representing the obligation to repurchase the loaned securities, which is recorded as “Payables under repurchase agreements” in the statements of financial position. Repurchase agreements with the same counterparty are presented as net in the statements of financial position when the criteria to offset are met. For reverse repurchase agreements, the Company recognizes a receivable for cash provided in the statements of financial position. Securities sold under repurchase agreements continue to be recognized in the statements of financial position, while securities purchased under reverse repurchase agreements are not recognized in the statements of financial position.
Segments: in accordance with ASC 280, Segment Reporting (“ASC 280”), the Company uses a management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocation of resources and assessing performance. The Company’s CODM has been identified as the Chief Executive Officer and the Chief Financial Officer who review the results of operations when making decisions about capital allocation and investment strategies, as well as product mix and pricing of insurance products. Starting in the second quarter of 2026, the Company’s operations are organized into three reportable segments: Annuities, P&C and Corporate and Other (see Note 27).
Reclassification
As a result of our acquisition of Just and the increase in significance of certain accounts resulting from the consolidation of Just, certain previously reported amounts have been reclassified to conform to the current financial statement presentation. These reclassifications had no impact on net income (loss) as reported in the statements of operations, as well as total assets, liabilities or equity in the statements of financial position.
Recently Issued Accounting Pronouncements
The Company continues to assess the impacts of the following ASUs issued but not yet adopted as of June 30, 2026 on the financial statements. ASUs not listed below were assessed and determined to be either not applicable or insignificant in presentation or amount.
ASU 2024-03 and ASU 2025-01 – On November 4, 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments in this ASU require public business entities to disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. On January 6, 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, which explains the effective date provisions of ASU 2024-03 for non-calendar year-end entities. ASU 2024-03 will be effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, to be applied on either a retrospective or prospective basis subject to certain exceptions, with early adoption permitted. We are currently evaluating the impact of this ASU on our financial statements. However, as they apply to disclosure requirements, the adoption of this ASU is not anticipated to have a material impact on our profitability, financial position or cash flows.
ASU 2025-06 – On September 18, 2025, the FASB issued ASU 2025-06, Intangible—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The amendments in this ASU eliminate accounting consideration of software project development stages and clarify the threshold entities should apply to begin capitalizing software costs. ASU 2025-06 will be effective for annual and interim reporting periods beginning after December 15, 2027. We are currently evaluating the impact of this ASU on our financial statements.

NOTE 3. AVAILABLE-FOR-SALE FIXED MATURITY SECURITIES
The amortized cost and fair value of available-for-sale fixed maturity securities are shown below:

AS OF JUN. 30, 2026 US$ MILLIONS	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
U.S. treasury and government	$368	$1	$(42)	$—	$327
U.S. state and municipal	3,013	80	(23)	—	3,070
Foreign governments	14,047	185	(78)	—	14,154
Corporate debt securities	67,915	915	(594)	(1)	68,235
Residential mortgage-backed securities	1,052	39	(3)	—	1,088
Commercial mortgage-backed securities	3,782	91	(46)	—	3,827
Collateralized debt securities	5,995	76	(115)	—	5,956
Total fixed maturity securities	$96,172	$1,387	$(901)	$(1)	$96,657

AS OF DEC. 31, 2025 US$ MILLIONS	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
U.S. treasury and government	$398	$3	$(41)	$—	$360
U.S. state and municipal	3,075	107	(21)	(3)	3,158
Foreign governments	1,827	53	(29)	—	1,851
Corporate debt securities	47,834	1,077	(311)	(1)	48,599
Residential mortgage-backed securities	1,154	52	(2)	—	1,204
Commercial mortgage-backed securities	3,649	121	(32)	—	3,738
Collateralized debt securities	5,220	128	(49)	—	5,299
Total fixed maturity securities	$63,157	$1,541	$(485)	$(4)	$64,209
The amortized cost and fair value, by contractual maturity, of available-for-sale fixed maturity securities are shown below. Actual maturities may differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Residential and commercial mortgage-backed securities and collateralized debt securities, which are not due at a single maturity, have been separately presented below.

AS OF JUN. 30, 2026 US$ MILLIONS	Amortized Cost	Fair Value
Due in one year or less	$2,501	$2,510
Due after one year through five years	25,035	25,148
Due after five years through ten years	17,927	17,933
Due after ten years	39,880	40,195
	85,343	85,786
Residential mortgage-backed securities	1,052	1,088
Commercial mortgage-backed securities	3,782	3,827
Collateralized debt securities	5,995	5,956
Total	$96,172	$96,657
Proceeds from sales of available-for-sale fixed maturity securities, with the related gross realized gains and losses, are shown below:

FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS	Three Months Ended		Six Months Ended
	2026	2025	2026	2025
Proceeds from sales of available-for-sale fixed maturity securities	$5,364	$3,853	$6,728	$5,903
Gross realized gains	42	13	65	19
Gross realized losses	(31)	(65)	(37)	(68)

The Company has pledged bonds in connection with certain agreements and transactions, such as financing and reinsurance agreements. The carrying value of bonds pledged was $9.6 billion and $10.4 billion as of June 30, 2026 and December 31, 2025, respectively.
In accordance with various regulations, the Company has securities on deposit with regulatory authorities with a carrying value of $166 million and $181 million as of June 30, 2026 and December 31, 2025, respectively. There are no restrictions on these assets.
The gross unrealized losses and fair value of available-for-sale fixed maturity securities, aggregated by investment category and the length of time individual securities have been in a continuous unrealized loss position due to market factors are shown below:

AS OF JUN. 30, 2026 US$ MILLIONS, EXCEPT NUMBER OF ISSUES	Less than 12 months			12 months or more			Total
	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value
U.S. treasury and government	26	$(14)	$62	22	$(28)	$78	48	$(42)	$140
U.S. state and municipal	103	(7)	569	55	(16)	206	158	(23)	775
Foreign governments	133	(57)	4,664	37	(21)	109	170	(78)	4,773
Corporate debt securities	3,183	(368)	23,596	511	(226)	2,868	3,694	(594)	26,464
Residential mortgage-backed securities	85	(2)	180	19	(1)	50	104	(3)	230
Commercial mortgage-backed securities	67	(21)	572	27	(25)	203	94	(46)	775
Collateralized debt securities	139	(64)	1,940	28	(51)	333	167	(115)	2,273
Total	3,736	$(533)	$31,583	699	$(368)	$3,847	4,435	$(901)	$35,430

AS OF DEC. 31, 2025 US$ MILLIONS, EXCEPT NUMBER OF ISSUES	Less than 12 months			12 months or more			Total
	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value
U.S. treasury and government	10	$(12)	$17	28	$(29)	$107	38	$(41)	$124
U.S. state and municipal	52	(5)	357	83	(16)	255	135	(21)	612
Foreign governments	37	(7)	431	28	(22)	76	65	(29)	507
Corporate debt securities	1,156	(95)	6,569	575	(216)	3,287	1,731	(311)	9,856
Residential mortgage-backed securities	24	—	64	20	(2)	100	44	(2)	164
Commercial mortgage-backed securities	40	(9)	210	29	(23)	290	69	(32)	500
Collateralized debt securities	69	(17)	591	25	(32)	245	94	(49)	836
Total	1,388	$(145)	$8,239	788	$(340)	$4,360	2,176	$(485)	$12,599
The unrealized losses as of June 30, 2026 and December 31, 2025 are principally related to the timing of the purchases of certain securities, which carry less yield than those available as of those dates. Approximately 96% and 93% of the fair value of fixed maturity securities shown above as of June 30, 2026 and December 31, 2025, respectively, are rated investment grade.
The Company expects to recover the amortized cost on all securities except for those securities on which it recognized an allowance for credit loss. In addition, as the Company did not have the intent to sell fixed maturity securities with unrealized losses and it was not more likely than not that the Company would be required to sell these securities prior to recovery of the amortized cost, which may occur at maturity, the Company did not write down these investments to fair value through the statements of operations.

Allowance for Credit Losses
Several assumptions and underlying estimates are made in the evaluation of the allowance for credit losses. Examples include financial condition, near-term and long-term prospects of the issue or issuer, including relevant industry conditions and trends and implications of rating agency actions and offering prices. Based on this evaluation, unrealized losses on available-for-sale securities for which an allowance for credit loss was not recorded were concentrated within the financials sector as of June 30, 2026 and December 31, 2025.
The rollforward of the allowance for credit losses for available-for-sale fixed maturity securities is shown below for the three and six months ended June 30, 2026 and 2025:

FOR THE PERIODS ENDED JUN. 30, 2026 US$ MILLIONS	U.S. State and Municipal	Corporate Debt Securities	Residential Mortgage Backed Securities	Collateralized Debt Securities	Total
Balance as of January 1, 2026	$(3)	$(1)	$—	$—	$(4)
Changes in previously recorded allowance	(1)	—	—	—	(1)
Balance as of March 31, 2026	$(4)	$(1)	$—	$—	$(5)
Changes in previously recorded allowance	4	—	—	—	4
Balance as of June 30, 2026	$—	$(1)	$—	$—	$(1)

FOR THE PERIODS ENDED JUN. 30, 2025 US$ MILLIONS	U.S. State and Municipal	Corporate Debt Securities	Residential Mortgage Backed Securities	Collateralized Debt Securities	Total
Balance as of January 1, 2025	$—	$(26)	$(1)	$—	$(27)
Credit losses recognized on securities for which credit losses were not previously recorded	—	(7)	—	(1)	(8)
Reductions for securities sold during the period	—	15	—	—	15
Changes in previously recorded allowance	—	8	—	—	8
Balance as of March 31, 2025	$—	$(10)	$(1)	$(1)	$(12)
Credit losses recognized on securities for which credit losses were not previously recorded	—	(3)	—	(1)	(4)
Changes in previously recorded allowance	—	11	1	1	13
Balance as of June 30, 2025	$—	$(2)	$—	$(1)	$(3)
No accrued interest receivables were written off as of June 30, 2026 and December 31, 2025.

NOTE 4. EQUITY SECURITIES
The net gains (losses) on equity securities recognized in “Investment related gains (losses)” on the statements of operations are shown below:

FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS	Three Months Ended		Six Months Ended
	2026	2025	2026	2025
Unrealized gains (losses) on equity securities	$122	$477	$(634)	$217
Net gains (losses) on equity securities sold	(1)	(7)	—	71
Net gains (losses) on equity securities	$121	$470	$(634)	$288
Equity securities by market sector distribution are shown below, based on carrying value:

AS OF	June 30, 2026	December 31, 2025
Consumer goods	5%	2%
Education	5%	4%
Energy and utilities	9%	8%
Finance	72%	74%
Healthcare	1%	1%
Industrials	2%	6%
Information technology	5%	4%
Other	1%	1%
Total	100%	100%
NOTE 5. MORTGAGE LOANS ON REAL ESTATE
The Company disaggregates its mortgage loan investments into two portfolio segments: commercial and residential. Commercial mortgage loans include agricultural mortgage loans. The breakdown of mortgage loans on real estate by portfolio segment is as follows:

AS OF US$ MILLIONS	June 30, 2026	December 31, 2025
Commercial mortgage loans	$11,486	$8,927
Residential mortgage loans	2,667	2,417
Total	14,153	11,344
Allowance for credit losses	(132)	(113)
Total, net of allowance	$14,021	$11,231

The Company’s commercial mortgage loan portfolio consists of loans collateralized by the related properties and diversified as to property type, location and loan size. The commercial mortgage loan portfolio is summarized by geographic region and property type as follows:

AS OF US$ MILLIONS, EXCEPT FOR PERCENTAGES	June 30, 2026		December 31, 2025
	Amount	Percentage	Amount	Percentage
Geographic distribution:
U.S.:
Pacific	$2,737	24%	$2,291	25%
Mountain	1,603	14%	1,409	16%
West North Central	218	2%	255	3%
West South Central	1,273	11%	1,197	13%
East North Central	691	6%	825	9%
East South Central	203	2%	146	2%
Middle Atlantic	699	6%	718	8%
South Atlantic	1,671	15%	1,831	21%
New England	157	1%	158	2%
U.K.	2,188	19%	22	0%
Other (multi-region and other international)	46	0%	75	1%
Total	$11,486	100%	$8,927	100%
Allowance for credit losses	(112)		(99)
Total, net of allowance	$11,374		$8,828

AS OF US$ MILLIONS, EXCEPT FOR PERCENTAGES	June 30, 2026		December 31, 2025
	Amount	Percentage	Amount	Percentage
Property type distribution:
Agricultural	$336	3%	$349	4%
Apartment	3,463	30%	2,461	28%
Hotel	1,194	10%	989	11%
Industrial	1,858	16%	1,825	20%
Office	2,006	18%	1,350	15%
Parking	176	2%	207	2%
Retail	1,631	14%	1,397	16%
Storage	139	1%	114	1%
Other	683	6%	235	3%
Total	$11,486	100%	$8,927	100%
Allowance for credit losses	(112)		(99)
Total, net of allowance	$11,374		$8,828
Interest income recognized on loans in non-accrual status and impaired loans was not significant for any of the periods presented.

Allowance for Credit Losses
The Company establishes a valuation allowance to provide for the risk of credit losses inherent in its mortgage loan portfolios. The valuation allowance is maintained at a level believed adequate by management to absorb estimated expected credit losses. The valuation allowance is based on amortized cost, which excludes accrued interest receivable. The Company does not measure a credit loss allowance on accrued interest receivable, and any uncollectible accrued interest receivable balances are written off to net investment income in a timely manner. The amount of uncollectible accrued interest receivable on its commercial or residential mortgage loan portfolios that was written off was not significant for any of the periods presented. The rollforward of the allowance for credit losses for mortgage loans for the three and six months ended June 30, 2026 and 2025 is shown below:

	2026		2025
FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS	Commercial mortgage loans	Residential mortgage loans	Commercial mortgage loans	Residential mortgage loans
Balance as of January 1	$(99)	$(14)	$(149)	$(9)
Provision	(6)	(6)	(12)	(1)
Write-offs charged against the allowance	16	1	3	—
Balance as of March 31	$(89)	$(19)	$(158)	$(10)
Recovery (provision)	(26)	(2)	18	(3)
Write-offs charged against the allowance	3	1	—	—
Balance as of June 30	$(112)	$(20)	$(140)	$(13)
Credit Quality Indicators
Mortgage loans are segregated by property type and quantitative and qualitative allowance factors are applied. Qualitative factors are developed quarterly based on the pooling of assets with similar risk characteristics and historical loss experience adjusted for the expected trend in the current market environment. Credit losses are pooled by property type as it represents the most similar and reliable risk characteristics in our portfolio. The amortized cost of mortgage loans by year of origination and aging category is shown below:

AS OF JUN. 30, 2026 US$ MILLIONS	Amortized Cost Basis by Origination Year
	2026	2025	2024	2023	2022	Prior	Total
Commercial mortgage loans:
Current	$595	$1,371	$1,009	$930	$2,715	$4,481	$11,101
30-59 days past due	—	—	—	45	—	95	140
60-89 days past due	—	—	—	—	—	44	44
Non-accrual	—	8	—	—	39	154	201
Residential mortgage loans:
Current	307	501	268	296	690	322	2,384
30-59 days past due	3	9	8	20	42	18	100
60-89 days past due	—	2	2	2	11	1	18
Non-accrual	—	2	9	65	68	21	165
Total mortgage loans on real estate	$905	$1,893	$1,296	$1,358	$3,565	$5,136	$14,153
Allowance for credit losses							(132)
Total, net of allowance							$14,021

AS OF DEC. 31, 2025 US$ MILLIONS	Amortized Cost Basis by Origination Year
	2025	2024	2023	2022	2021	Prior	Total
Commercial mortgage loans:
Current	$1,112	$358	$309	$2,119	$978	$3,666	$8,542
30-59 days past due	—	83	—	94	—	—	177
60-89 days past due	—	—	29	10	—	2	41
Non-accrual	—	—	—	11	59	97	167
Residential mortgage loans:
Current	376	302	390	766	182	114	2,130
30-59 days past due	3	9	18	34	11	5	80
60-89 days past due	1	2	11	22	2	2	40
Non-accrual	1	4	76	66	10	10	167
Total mortgage loans on real estate	$1,493	$758	$833	$3,122	$1,242	$3,896	$11,344
Allowance for credit losses							(113)
Total, net of allowance							$11,231
It is the Company’s policy to not accrue interest on loans that are 90 days delinquent and where amounts are determined to be uncollectible. As of June 30, 2026, 265 mortgage loans were past due over 90 days or in non-accrual status (December 31, 2025 – 279 mortgage loans).
The Company’s commercial and residential mortgage loans may be subject to loan modifications. Loan modifications may be granted to borrowers experiencing financial difficulty and could include principal forgiveness, interest rate reduction, an other-than-insignificant payment delay or a term extension. A loan modification typically does not result in a change in valuation allowance as it is already incorporated into the Company’s allowance methodology. However, if the Company grants a borrower experiencing financial difficulty principal forgiveness, the amount of principal forgiven would be written off, which would reduce the amortized cost of the loan and result in an adjustment to the valuation allowance. The carrying amounts of mortgage loans experiencing financial difficulty were not significant for any of the periods presented.
NOTE 6. PRIVATE LOANS
The following table summarizes the credit ratings of our private loans:

AS OF US$ MILLIONS	June 30, 2026	December 31, 2025
A or higher	$2,108	$2,148
BBB	1,728	1,342
BB and below	2,884	2,918
Unrated(1)	2,687	2,007
Total	$9,407	$8,415
__________________________
(1)Due to the nature of private loans, external agency credit ratings may not be readily available. Where appropriate, the Company obtains non-published credit ratings from one or more third-party rating agencies, which are determined based on an independent evaluation of the transaction. For other loans without published or private credit ratings, the Company assigns internal risk ratings, based on its investment selection and monitoring process and policies. These internal risk ratings are categorized as “Unrated” above.

Allowance for Credit Losses
The rollforward of the allowance for credit losses for private loans is shown below:

FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS	2026	2025
Balance as of January 1	$(181)	$(97)
Recovery (provision)	11	(8)
Balance as of March 31	$(170)	$(105)
Recovery (provision)	18	(10)
Write-offs charged against the allowance	22	—
Balance as of June 30	$(130)	$(115)
The Company’s private loans may be subject to loan modifications. Loan modifications may be granted to borrowers experiencing financial difficulties and could include term extensions. For the six months ended June 30, 2026 and 2025, the Company did not have a significant amount of private loans that it modified for borrowers experiencing financial difficulty. Impaired loans were not significant for any of the periods presented.
NOTE 7. INVESTMENT REAL ESTATE AND REAL ESTATE PARTNERSHIPS
The carrying amounts of investment real estate, net of accumulated depreciation, and real estate partnerships by property type are as follows:

AS OF JUN. 30, 2026 US$ MILLIONS, EXCEPT FOR PERCENTAGES	Investment real estate(1)		Real estate partnerships
	Amount	Percentage	Amount	Percentage
Hotel	$213	7%	$81	2%
Industrial	—	—%	64	1%
Land	1,175	36%	35	1%
Office	328	10%	1,932	38%
Retail	134	4%	1,560	32%
Apartments	46	1%	517	10%
Single family residential	1,302	40%	577	12%
Other	53	2%	183	4%
Total	$3,251	100%	$4,949	100%

AS OF DEC. 31, 2025 US$ MILLIONS, EXCEPT FOR PERCENTAGES	Investment real estate(1)		Real estate partnerships
	Amount	Percentage	Amount	Percentage
Hotel	$178	6%	$108	3%
Industrial	56	2%	62	1%
Land	807	27%	41	1%
Office	329	11%	1,943	46%
Retail	161	5%	1,529	36%
Apartments	46	2%	406	10%
Single family residential	1,311	43%	8	0%
Other	112	4%	144	3%
Total	$3,000	100%	$4,241	100%
__________________________
(1)Includes $1.3 billion of investment real estate fair valued as a result of consolidation of investment company VIE in accordance with ASC 946 as of June 30, 2026 (December 31, 2025 – $1.3 billion).
As of June 30, 2026, $56 million of real estate investments met the criteria as held-for-sale (December 31, 2025 – $63 million).

NOTE 8. VARIABLE INTEREST ENTITIES AND EQUITY METHOD INVESTMENTS
Through its investment activities, the Company regularly invests in various entities including limited partnerships (“LPs”) and limited liability companies (“LLCs”) and frequently participates in the design with their sponsors, but in most cases, its involvement is limited to financing. Some of these entities have been determined to be VIEs. In certain instances, in addition to an economic interest in the entity, the Company holds the power to direct the most significant activities of the entity and is deemed the primary beneficiary. The Company consolidates all VIEs for which it is the primary beneficiary. The assets of consolidated VIEs are restricted and must first be used to settle their liabilities. Creditors or beneficial interest holders of these VIEs have no recourse to the general credit of the Company, as its obligation is limited to the amount of its committed investment. The Company has not provided financial or other support to these consolidated VIEs in the form of liquidity arrangements, guarantees or other commitments to third parties that may affect the fair value or risk of its variable interest in these VIEs as of June 30, 2026 and December 31, 2025.
In addition to investment activities, certain of the Company’s subsidiaries are deemed VIEs. The Company is the primary beneficiary and consolidates these entities in the same manner as other entities in which the Company has a controlling financial interest by holding a majority voting interest.
(a)Consolidated Variable Interest Entities
The assets and liabilities relating to the consolidated VIEs from the Company’s investment activities included in the financial statements are as follows:

AS OF US$ MILLIONS	June 30, 2026	December 31, 2025
Available-for-sale fixed maturity securities	$226	$74
Equity securities	5,338	5,728
Mortgage loans on real estate, net of allowance	467	248
Private loans, net of allowance	1,948	1,980
Investment real estate	2,875	2,660
Real estate partnerships	4,405	3,780
Investment funds	10,604	7,997
Other invested assets	400	326
Cash and cash equivalents	412	320
Other assets	183	462
Total assets of consolidated VIEs	$26,858	$23,575
Notes payable	206	205
Other liabilities	547	768
Total liabilities of consolidated VIEs	$753	$973

(b)Unconsolidated Variable Interest Entities
For certain of the Company’s investments in various entities that are determined to be VIEs, the Company is not the primary beneficiary as it does not take an active role in the management of these investments. Such investments are reported in certain investment line items on the statements of financial position, including “Available-for-sale fixed maturity securities, at fair value” and “Investment funds”. In some instances, a consolidated VIE involves one or more underlying entities for which the Company is not the primary beneficiary because it does not have the power to direct the most significant activities of these entities. These unconsolidated VIEs that are part of consolidated VIEs are reported primarily in “Real estate partnerships” on the statements of financial position. Creditors or beneficial interest holders of the unconsolidated VIEs have no recourse to the general credit of the Company, as its obligation is limited to the amount of its committed investment. The Company has not provided financial or other support to these unconsolidated VIEs in the form of liquidity arrangements, guarantees or other commitments to third parties that may affect the fair value or risk of its variable interest in these VIEs as of June 30, 2026 and December 31, 2025.
The carrying amount and maximum exposure to loss relating to these unconsolidated VIEs are as follows:

AS OF US$ MILLIONS	June 30, 2026		December 31, 2025
	Carrying Amount	Maximum Exposure to Loss	Carrying Amount	Maximum Exposure to Loss
Available-for-sale fixed maturity securities	$2,554	$3,091	$1,296	$1,604
Equity securities	299	299	253	253
Mortgage loans on real estate, net of allowance	344	344	414	414
Private loans, net of allowance	447	474	368	368
Real estate partnerships	4,248	4,265	3,570	3,642
Investment funds	7,932	13,634	6,489	8,994
Other invested assets	787	934	316	316
Total	$16,611	$23,041	$12,706	$15,591
(c)Equity Method Investments
Our investments in investment funds, real estate partnerships and other partnerships, of which substantially all are LPs or LLCs, are accounted for using the equity method of accounting, except for certain investments that are fair valued due to the application of the fair value option under ASC 825 or the consolidation of investment company VIEs under ASC 946. The fair value of certain investments is estimated using net asset value (“NAV”) as a practical expedient.
The Company’s investments that would require the use of the equity method of accounting, absent the election of the fair value option under ASC 825, were $17.6 billion and $13.3 billion as of June 30, 2026 and December 31, 2025, respectively. Balance as of June 30, 2026 includes partial interests in Brookfield real estate investments totaling $6.8 billion (December 31, 2025 – $6.0 billion) and $2.5 billion of common stock of Brookfield Business Corporation (“BBUC”) for which a quoted market price is available (December 31, 2025 – $1.0 billion). The aggregate value of our interest in BBUC based on the quoted market price as of June 30, 2026 was $2.6 billion (December 31, 2025 – $1.5 billion).
These equity method investments are primarily recorded as “Real estate partnerships” or “Investment funds” on the statements of financial position. We generally recognize our share of earnings in our equity method investments within “Net investment income”. For the six months ended June 30, 2026 and 2025, net investment income for Real estate partnerships and Investment funds in Note 10 principally represents our share of earnings in our equity method investments, including fair value changes from investments under ASC 825.

NOTE 9. DERIVATIVE INSTRUMENTS
The Company manages risks associated with certain assets and liabilities by using derivative instruments. Derivative instruments are financial contracts whose value is derived from underlying interest rates, exchange rates or other financial instruments. The Company does not invest in derivatives for speculative purposes.
Foreign exchange forwards, options and swaps are over-the-counter contractual agreements negotiated between counterparties. The Company purchases equity-indexed options as economic hedges against fluctuations in the equity markets to which equity-indexed products are exposed. Equity-indexed contracts include a fixed host universal-life insurance or annuity contract and an equity-indexed embedded derivative. Foreign exchange forwards, cross currency swaps and interest rate swaps are used to manage our exposure to foreign currency risk, interest rate risk or both. Inflation swaps are used to hedge inflation-linked cash flows. Futures contracts are traded in an organized market and are contractual obligations to buy or sell a financial instrument at a predetermined future time at a given price.
The notional principal represents the amount to which a rate or price is applied to determine the cash flows to be exchanged periodically and does not represent credit exposure. Maximum credit risk is the estimated cost of replacing derivative instruments which have a positive value, should the counterparty default.
Derivatives, except for embedded derivatives, are included in “Derivative assets” or “Derivative liabilities”, at fair value in the statements of financial position. Embedded derivatives on Modco arrangements, embedded derivatives on indexed annuity products and embedded derivatives on funds withheld arrangements are included in the statements of financial position within the “Reinsurance funds withheld”, “Policyholders’ account balances” and “Funds withheld for reinsurance liabilities” lines, respectively, at fair value.
The notional amounts and fair values of freestanding derivative instruments are shown below:

AS OF US$ MILLIONS	Primary underlying risk	June 30, 2026			December 31, 2025
		Notional Amount	Fair Value(1)		Notional Amount	Fair Value(1)
			Assets	Liabilities		Assets	Liabilities
Derivatives designated as hedging instruments:
Foreign exchange forwards	Foreign currency	$1,415	$9	$(30)	$1,248	$3	$(17)
Cross currency swaps	Foreign currency	1,469	1	(43)	1,499	12	(5)
Interest rate swaps	Interest rate	2,914	6	(35)	1,797	12	—

Derivatives not designated as hedging instruments:
Equity-indexed options	Equity	$47,200	$1,601	$—	$46,883	$1,571	$—
Foreign exchange forwards	Foreign currency	7,603	81	(39)	7,447	28	(59)
Cross currency swaps	Foreign currency	43,519	1,001	(1,545)	1,001	35	(16)
Interest rate options	Interest rate	77	—	—	—	—	—
Interest rate swaps	Interest rate	85,435	3,071	(3,116)	2,027	32	(22)
Inflation swaps	Inflation	13,645	461	(207)	—	—	—
		$203,277	$6,231	$(5,015)	$61,902	$1,693	$(119)
__________________________
(1)The asset and liability balances are presented on a gross basis. Amounts are reported in “Derivative assets” and “Derivative liabilities” in the statements of financial position after the evaluation for rights of offset. See “Derivative Exposure” section of this note for further details.

Derivatives Designated as Hedging Instruments
The Company has designated and accounted for certain foreign exchange forwards and cross currency swaps (together “foreign currency derivatives”) as fair value hedges to protect a portion of the available-for-sale fixed maturity securities against changes in fair value due to changes in exchange rates. The Company has also designated and accounted for certain interest rate swaps (“interest rate derivatives”) as fair value hedges to convert a portion of PAB from a fixed rate liability to a floating rate liability.
For derivative instruments that were designated and qualified as fair value hedges, the gain or loss on the portion of the derivative instrument included in the assessment of hedge effectiveness and the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in the same line item in the statements of operations. The unrealized gain or loss attributable to changes in exchange rates on the available-for-sale fixed maturity securities that were designated as part of the hedge is reclassified out of other comprehensive income (“OCI”) into “Investment related gains (losses)” in the statements of operations. The remaining change in unrealized gain or loss on the hedged item not associated with the risk being hedged remains as a component of OCI. The gains (losses) on interest rate derivatives designated as hedging instruments for certain PAB are included in “Interest sensitive contract benefits” in the statements of operations.
The following represents the amount of gains (losses) related to the derivatives and hedged items that qualify for fair value hedges:

FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS	Three Months Ended		Six Months Ended
	2026	2025	2026	2025
Foreign currency derivatives:
Hedged items	$40	$(67)	$48	$(32)
Derivatives designated as hedging instruments	(40)	58	(45)	23
Interest rate derivatives:
Hedged items	29	8	42	18
Derivatives designated as hedging instruments	(29)	(8)	(42)	(18)
Gains (losses) on fair value hedges	$—	$(9)	$3	$(9)
The amortized cost of available-for-sale fixed maturity securities designated and qualifying as hedged items in fair value hedges in relation to foreign currency derivatives was $2.6 billion as of June 30, 2026 (December 31, 2025 – $2.7 billion). The following table presents the carrying amount and cumulative fair value hedging adjustments for a portion of PAB designated and qualifying as hedged items in fair value hedges in relation to interest rate derivatives:

AS OF US$ MILLIONS	Carrying Amount of the Hedged Assets (Liabilities)		Cumulative Amount of Fair Value Hedging Adjustments Included in the Carrying Amount of the Hedged Assets (Liabilities)
Location in the Statements of Financial Position	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Policyholders’ account balances	$(3,307)	$(2,224)	$35	$(12)

Derivatives Not Designated as Hedging Instruments
The following represents the amount of gains (losses) related to the derivatives not designated as hedging instruments, recognized in “Investment related gains (losses)” on the statements of operations, except for equity-indexed options which are recognized in “Change in fair value of insurance-related derivatives and embedded derivatives”:

FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS	Three Months Ended		Six Months Ended
	2026	2025	2026	2025
Equity-indexed options	$693	$232	$257	$(102)
Equity total return swaps	—	20	—	33
Foreign exchange forwards	20	(234)	80	(281)
Cross currency swaps	172	(14)	109	(15)
Interest rate options	(7)	—	(9)	—
Interest rate swaps	(59)	(2)	(58)	3
Inflation swaps	(187)	—	(187)	—
Total	$632	$2	$192	$(362)
Derivative Exposure
The Company’s use of derivative instruments exposes it to credit risk in the event of non-performance by counterparties. The Company has a policy of only dealing with counterparties it believes are creditworthy and obtaining sufficient collateral where appropriate, as a means of mitigating the financial loss from defaults. The minimum credit rating of our counterparties is BBB as of June 30, 2026 (December 31, 2025 – A-), and all derivatives have been appropriately collateralized by the Company and the counterparties in accordance with the terms of the derivative agreements. The Company holds collateral in cash and notes secured by U.S. government-backed assets. The non-performance risk is the net counterparty exposure based on fair value of open contracts less fair value of collateral held. The Company maintains master netting agreements with its current active trading partners. A right of offset has been applied to cash collateral that supports credit risk and has been recorded in the statements of financial position as an offset to “Other invested assets” with an associated payable to “Other liabilities” for non-cash and excess collateral. A right of offset has also been applied to derivative assets and liabilities with the same counterparty under the same master netting agreement, and such derivative instruments are presented on a net basis in the statements of financial position.
Information regarding the Company’s exposure to credit loss on the derivatives it holds, including the effect of rights of offset, is presented below:

AS OF JUN. 30, 2026 US$ MILLIONS	Gross amount of derivative instruments(1)	Gross amounts offset in the statements of financial position(2)		Net amount presented on the statements of financial position	Collateral (received) pledged in invested assets(3)	Net amount after collateral
		Counterparty netting	Cash collateral
Total derivative assets	$6,234	$(3,169)	$(2,894)	$171	$(41)	$130
Total derivative liabilities	$(5,016)	$3,169	$1,271	$(576)	$444	$(132)

AS OF DEC. 31, 2025 US$ MILLIONS	Gross amount of derivative instruments(1)	Gross amounts offset in the statements of financial position(2)		Net amount presented on the statements of financial position	Collateral (received) pledged in invested assets(3)	Net amount after collateral
		Counterparty netting	Cash collateral
Total derivative assets	$1,693	$(82)	$(1,548)	$63	$(28)	$35
Total derivative liabilities	$(119)	$82	$—	$(37)	$—	$(37)
__________________________
(1)Represents derivative assets and liabilities on a gross basis, which are not offset under enforceable master netting agreements that meet all offsetting criteria.
(2)Represents netting of derivative exposures covered by qualifying master netting agreements.
(3)Excludes $25 million and $115 million of excess collateral received and $105 million and $64 million of initial margin posted as of June 30, 2026 and December 31, 2025, respectively.

Embedded Derivatives
The fair values of embedded derivatives that have been separated from their host contracts, presented in the statements of financial position, are shown below:

AS OF US$ MILLIONS		June 30, 2026		December 31, 2025
	Location in the Statements of Financial Position	Fair Value		Fair Value
		Assets	Liabilities	Assets	Liabilities
Modco arrangement	Reinsurance funds withheld	$56	$—	$48	$—
Indexed annuity product	Policyholders’ account balances	—	(6,625)	—	(6,414)
Funds withheld arrangement	Funds withheld for reinsurance liabilities	—	(20)	—	(74)
		$56	$(6,645)	$48	$(6,488)
The following represents the amount of gains (losses) related to embedded derivatives recorded in the statements of operations:

FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS	Location in the Statements of Operations	Three Months Ended		Six Months Ended
		2026	2025	2026	2025
Modco arrangement	Net investment results from reinsurance funds withheld	$—	$(2)	$8	$(12)
Indexed annuity product	Change in fair value of insurance-related derivatives and embedded derivatives	(483)	(355)	(218)	(200)
Funds withheld arrangement	Change in fair value of insurance-related derivatives and embedded derivatives	20	(8)	53	(29)
		$(463)	$(365)	$(157)	$(241)

NOTE 10. NET INVESTMENT INCOME AND INVESTMENT RELATED GAINS (LOSSES)
Net investment income is shown below:

FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS	Three Months Ended		Six Months Ended
	2026	2025	2026	2025
Available-for-sale fixed maturity securities	$1,271	$695	$2,137	$1,443
Equity securities	51	18	103	36
Mortgage loans	208	204	391	422
Private loans	180	124	345	240
Investment real estate	26	23	38	24
Real estate partnerships	100	3	111	42
Investment funds	179	214	300	343
Policy loans	5	6	11	12
Short-term investments, cash and cash equivalents	90	91	189	187
Other invested assets	237	192	294	320
Investment expenses	(206)	(100)	(322)	(186)
Total net investment income	$2,141	$1,470	$3,597	$2,883
Net unrealized and realized investment gains (losses) are shown below:

FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS	Three Months Ended		Six Months Ended
	2026	2025	2026	2025
Available-for-sale fixed maturity securities	$55	$72	$78	$93
Equity securities	121	470	(634)	288
Mortgage loans	(39)	(13)	(30)	(5)
Private loans	(12)	21	(20)	32
Investment real estate	(3)	7	39	(1)
Real estate partnerships	(1)	—	(1)	5
Investment funds	(3)	(6)	(3)	(6)
Short-term and other investments(1)	(59)	(223)	(66)	(181)
Total investment related gains (losses)	$59	$328	$(637)	$225
__________________________
(1)Includes derivative gains (losses). See Note 9 for details.
NOTE 11. FAIR VALUE OF FINANCIAL INSTRUMENTS
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability. A fair value hierarchy is used to determine fair value based on a hypothetical transaction as of the measurement date from the perspective of a market participant. The Company has evaluated the types of securities in its investment portfolio to determine an appropriate hierarchy level based upon trading activity and the observability of market inputs. The classification of assets or liabilities within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities
Level 2	Quoted prices in markets that are not active or inputs that are observable directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities
Level 3	Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Unobservable inputs reflect the Company’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models and third-party evaluation, as well as instruments for which the determination of fair value requires significant management judgment or estimation

The fair value hierarchy measurements of the assets and liabilities recorded at fair value are shown below:

AS OF JUN. 30, 2026 US$ MILLIONS	Total Fair Value	Level 1	Level 2	Level 3
Assets
Available-for-sale fixed maturity securities:
U.S. treasury and government	$327	$268	$59	$—
U.S. state and municipal	3,070	—	3,070	—
Foreign governments	14,154	—	14,103	51
Corporate debt securities	68,235	—	65,309	2,926
Residential mortgage-backed securities	1,088	—	1,070	18
Commercial mortgage-backed securities	3,827	—	3,534	293
Collateralized debt securities	5,956	—	1,958	3,998
Total available-for-sale fixed maturity securities	96,657	268	89,103	7,286
Equity securities:
Common stock	6,123	6,028	2	93
Preferred stock	541	35	43	463
Total equity securities(1)	6,664	6,063	45	556
Investment real estate(2)	1,245	—	—	1,245
Real estate partnerships(2)(3)	2,399	—	—	2,399
Investment funds(2)(4)	150	—	—	150
Short-term investments(5)	612	96	516	—
Derivative assets(6)	3,065	—	2,872	193
Other invested assets:
Separately managed accounts	49	—	—	49
Other(3)	575	—	—	575
Cash and cash equivalents	12,609	12,609	—	—
Reinsurance funds withheld – embedded derivative	56	—	—	56
Premiums due and other receivables – derivative asset	16	—	16	—
Other assets – market risk benefit assets	1,167	—	—	1,167
Separate account assets	874	857	17	—
Total assets	$126,138	$19,893	$92,569	$13,676
Liabilities
Policyholders’ account balances – embedded derivative	$6,625	$—	$—	$6,625
Market risk benefits	4,751	—	—	4,751
Funds withheld for reinsurance liabilities – embedded derivative	20	—	—	20
Derivative liabilities(6)	1,847	—	1,847	—
Separate account liabilities	874	857	17	—
Total liabilities	$14,117	$857	$1,864	$11,396
__________________________
(1)Balance excludes $260 million of equity securities measured at cost less any impairments, if any, as their fair values are not readily determinable and are therefore not subject to the fair value hierarchy as of June 30, 2026. No amounts of impairments were recorded for the six months ended June 30, 2026. The cost of equity securities, inclusive of those not subject to the fair value hierarchy, as of June 30, 2026 was $6.5 billion.
(2)Includes assets that are fair valued as a result of consolidation of investment company VIE in accordance with ASC 946.
(3)$2.4 billion of real estate partnerships and $575 million of other invested assets are financial assets that are fair valued in accordance with ASC 825.
(4)Excludes those measured at estimated fair value using NAV as a practical expedient. As of June 30, 2026, the estimated fair values of investment funds measured at NAV as a practical expedient were $349 million.
(5)There were no amounts loaned under reverse repurchase agreements as of June 30, 2026.
(6)Excludes $2.9 billion and $1.3 billion of derivative cash collateral that are recorded as an offset to “Derivative assets” and “Derivative liabilities”, respectively, in the statements of financial position and are also not included in the fair value hierarchy as of June 30, 2026. Refer to “Derivative Exposure” section of Note 9 for details.

AS OF DEC. 31, 2025 US$ MILLIONS	Total Fair Value	Level 1	Level 2	Level 3
Assets
Available-for-sale fixed maturity securities:
U.S. treasury and government	$360	$299	$61	$—
U.S. state and municipal	3,158	—	3,158	—
Foreign governments	1,851	—	1,829	22
Corporate debt securities	48,599	—	47,317	1,282
Residential mortgage-backed securities	1,204	—	1,185	19
Commercial mortgage-backed securities	3,738	—	3,628	110
Collateralized debt securities	5,299	—	2,519	2,780
Total available-for-sale fixed maturity securities	64,209	299	59,697	4,213
Equity securities:
Common stock	7,222	7,132	2	88
Preferred stock	492	20	63	409
Total equity securities(1)	7,714	7,152	65	497
Investment real estate(2)	1,253	—	—	1,253
Real estate partnerships(2)(3)	2,385	—	—	2,385
Investment funds(2)(4)	152	—	—	152
Short-term investments(5)	475	1	243	231
Derivative assets(6)	1,611	—	1,408	203
Other invested assets:
Separately managed accounts	54	—	—	54
Other(3)	407	—	—	407
Cash and cash equivalents	13,014	13,014	—	—
Reinsurance funds withheld – embedded derivative	48	—	—	48
Premiums due and other receivables – derivative asset	19	—	19	—
Other assets – market risk benefit assets	1,174	—	—	1,174
Separate account assets	822	804	18	—
Total assets	$93,337	$21,270	$61,450	$10,617
Liabilities
Policyholders’ account balances – embedded derivative	$6,414	$—	$—	$6,414
Market risk benefits	4,536	—	—	4,536
Funds withheld for reinsurance liabilities – embedded derivative	74	—	—	74
Derivative liabilities(6)	37	—	37	—
Separate account liabilities	822	804	18	—
Total liabilities	$11,883	$804	$55	$11,024
__________________________
(1)Balance excludes $250 million of equity securities measured at cost less any impairments, if any, as their fair values are not readily determinable and are therefore not subject to the fair value hierarchy as of December 31, 2025. No amounts of impairments were recorded for the six months ended June 30, 2025. The cost of equity securities, inclusive of those not subject to the fair value hierarchy, as of December 31, 2025 was $6.7 billion.
(2)Includes assets that are fair valued as a result of consolidation of investment company VIE in accordance with ASC 946.
(3)$2.3 billion of real estate partnerships and $407 million of other invested assets are financial assets that are fair valued in accordance with ASC 825.
(4)Excludes those measured at estimated fair value using NAV as a practical expedient. As of December 31, 2025, the estimated fair values of investment funds measured at NAV as a practical expedient were $662 million.
(5)Includes $400 million of amounts loaned under reverse repurchase agreements as of December 31, 2025. The fair value of the collateral received under these agreements was $872 million as of December 31, 2025.
(6)Excludes $1.5 billion of derivative cash collateral that is recorded as an offset to “Derivative assets” in the statements of financial position and is also not included in the fair value hierarchy as of December 31, 2025. There is no derivative collateral that is recorded as an offset to “Derivative liabilities” in the statements of financial position as of December 31, 2025. Refer to “Derivative Exposure” section of Note 9 for details.

Fair Value Information About Financial Instruments Not Recorded at Fair Value
The carrying amount and estimated fair value of financial instruments not recorded at fair value are shown below. The table below excludes accrued investment income, which is recorded at amortized cost in the statements of financial position, as their carrying amounts approximate fair values due to their short-term nature.

AS OF JUN. 30, 2026 US$ MILLIONS	Carrying Amount	Fair Value	FV Hierarchy Level
			Level 1	Level 2	Level 3
Financial assets
Mortgage loans on real estate, net of allowance	$14,021	$13,979	$—	$—	$13,979
Private loans, net of allowance	9,407	9,563	—	41	9,522
Policy loans	238	238	—	—	238
Deposit assets, included in reinsurance recoverables and deposit assets(1)	4,980	4,930	—	—	4,930
Other invested assets, excluding derivatives and separately managed accounts(2)	8,636	8,737	—	427	8,310
Total financial assets	$37,282	$37,447
Financial liabilities
Policyholders’ account balances – excluding embedded derivative	$86,295	$86,295	—	—	86,295
Funds withheld for reinsurance liabilities – excluding embedded derivative	2,918	2,918	—	—	2,918
Corporate and non-recourse borrowings	9,630	9,694	—	—	9,694
Notes payable	206	206	—	—	206
Payables under repurchase agreements(3)	4,386	4,435	—	4,435	—
Total financial liabilities	$103,435	$103,548
__________________________
(1)Excludes balances associated with contracts that involve significant mortality or morbidity risks, as these fall within the definition of insurance contracts that are exceptions from financial instruments that require disclosures of fair value.
(2)Includes lifetime mortgages, the fair value of which is estimated by discounting projected future cash flows using a swap rate plus a liquidity premium on a loan-by-loan basis. Future cash flows allow for assumptions relating to future expenses, future mortality experience, voluntary redemptions and repayment shortfalls.
(3)The fair value of the collateral pledged under these agreements was $4.4 billion. Upon inception of these repurchase agreements, they had durations ranging from 2 to 24 months.

AS OF DEC. 31, 2025 US$ MILLIONS	Carrying Amount	Fair Value	FV Hierarchy Level
			Level 1	Level 2	Level 3
Financial assets
Mortgage loans on real estate, net of allowance	$11,231	$11,343	$—	$—	$11,343
Private loans, net of allowance	8,415	8,489	—	74	8,415
Policy loans	234	234	—	—	234
Deposit assets, included in reinsurance recoverables and deposit assets(1)	5,440	5,352	—	—	5,352
Other invested assets, excluding derivatives and separately managed accounts	782	781	—	417	364
Total financial assets	$26,102	$26,199
Financial liabilities
Policyholders’ account balances – excluding embedded derivative	$83,782	$83,782	—	—	83,782
Funds withheld for reinsurance liabilities – excluding embedded derivative	3,083	3,083	—	—	3,083
Corporate and non-recourse borrowings	5,485	5,574	—	—	5,574
Notes payable	205	205	—	—	205
Total financial liabilities	$92,555	$92,644
__________________________
(1)Excludes balances associated with contracts that involve significant mortality or morbidity risks, as these fall within the definition of insurance contracts that are exceptions from financial instruments that require disclosures of fair value.

For assets and liabilities measured at fair value on a recurring basis using Level 3 inputs during the periods, reconciliations of the beginning and ending balances are shown below:

FOR THE PERIOD ENDED JUN. 30, 2026 US$ MILLIONS	Assets			Liabilities
	Invested assets(1)	Derivative assets	Reinsurance funds withheld – embedded derivative	Policyholders’ account balances – embedded derivative	Funds withheld for reinsurance liabilities – embedded derivative
Balance as of January 1, 2026	$9,192	$203	$48	$(6,414)	$(74)
Fair value changes in net income	68	(35)	8	311	33
Fair value changes in other comprehensive income	(40)	—	—	—	—
Purchases	162	37	—	—	—
Sales	(65)	—	—	—	—
Settlements or maturities	(321)	(60)	—	—	—
Premiums less benefits	—	—	—	43	—
Transfers into Level 3	441	—	—	—	—
Transfers out of Level 3	(121)	—	—	—	—
Balance as of March 31, 2026	$9,316	$145	$56	$(6,060)	$(41)
Acquisition from business combination	1,522	—	—	—	—
Fair value changes in net income	68	71	—	(167)	21
Fair value changes in other comprehensive income	(77)	—	—	—	—
Purchases	1,676	43	—	—	—
Sales	(45)	—	—	—	—
Settlements or maturities	(102)	(66)	—	—	—
Premiums less benefits	—	—	—	(398)	—
Transfers into Level 3	—	—	—	—	—
Transfers out of Level 3	(98)	—	—	—	—
Balance as of June 30, 2026	$12,260	$193	$56	$(6,625)	$(20)
__________________________
(1)Includes separately managed accounts.

FOR THE PERIOD ENDED JUN. 30, 2025 US$ MILLIONS	Assets			Liabilities
	Invested assets(1)	Derivative assets	Reinsurance funds withheld – embedded derivative	Policyholders’ account balances – embedded derivative	Funds withheld for reinsurance liabilities – embedded derivative
Balance as of January 1, 2025	$10,093	$223	$18	$(1,123)	$(37)
Fair value changes in net income	(32)	(38)	(10)	268	(18)
Fair value changes in other comprehensive income	20	—	—	—	—
Purchases	172	33	—	—	—
Sales	(45)	—	—	—	—
Settlements or maturities	(13)	(69)	—	—	—
Premiums less benefits	—	—	—	(93)	—
Transfers into Level 3	681	—	—	—	—
Transfers out of Level 3	(67)	—	—	—	—
Balance as of March 31, 2025	$10,809	$149	$8	$(948)	$(55)
Fair value changes in net income	26	66	(2)	(242)	(8)
Fair value changes in other comprehensive income	(11)	—	—	—	—
Purchases	1,214	34	—	—	—
Sales	(1,537)	—	—	—	—
Settlements or maturities	(138)	(61)	—	—	—
Premiums less benefits	—	—	—	(1)	—
Transfers into Level 3	239	—	—	(5,066)	—
Transfers out of Level 3	(1,024)	—	—	—	—
Balance as of June 30, 2025	$9,578	$188	$6	$(6,257)	$(63)
__________________________
(1)Includes separately managed accounts.
Transfers into and out of Level 3 for the period ended June 30, 2026 were primarily the result of changes in observable pricing. The Company’s valuation of financial instruments categorized as Level 3 in the fair value hierarchy is based on valuation techniques that use significant inputs that are unobservable or had a decline in market activity that obscured observability. The fair values of these assets and liabilities are subject to significant management judgment and estimation, and inherently, the use of different assumptions or valuation methodologies may have a material effect on such value. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models and discounted cash flow methodology based on spread/yield assumptions.

NOTE 12. REINSURANCE
The Company reinsures its business through a diversified group of reinsurers (“reinsurance ceded”) and assumes certain businesses by entering into retrocession agreements with third-party insurers (“reinsurance assumed”). Under reinsurance ceded transactions, the Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements. The Company monitors trends in arbitration and any litigation outcomes with its reinsurers. Collectability of reinsurance balances is evaluated by monitoring ratings and the financial strength of its reinsurers.
In addition, certain of our subsidiaries have intercompany reinsurance agreements. All intercompany balances arising from such intercompany reinsurance agreements are eliminated in full on consolidation.
The effect of reinsurance on the applicable line items on our statements of operations is as follows:

FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS	Three Months Ended		Six Months Ended
	2026	2025	2026	2025
Premiums earned:
Gross amounts, including reinsurance assumed	$2,004	$1,386	$2,926	$2,876
Reinsurance ceded	(217)	(357)	(452)	(725)
Net amount	$1,787	$1,029	$2,474	$2,151
Other policy revenue:
Gross amounts, including reinsurance assumed	$273	$281	$510	$538
Reinsurance ceded	(52)	(81)	(104)	(159)
Net amount	$221	$200	$406	$379
Policyholder benefits and claims incurred:
Gross amounts, including reinsurance assumed	$(2,541)	$(1,468)	$(3,409)	$(2,877)
Reinsurance ceded	239	389	452	691
Net amount	$(2,302)	$(1,079)	$(2,957)	$(2,186)
Interest sensitive contract benefits:
Gross amounts, including reinsurance assumed	$(880)	$(556)	$(1,473)	$(1,118)
Reinsurance ceded	103	59	140	97
Net amount	$(777)	$(497)	$(1,333)	$(1,021)
Change in fair value of market risk benefits:
Gross amounts, including reinsurance assumed	$(118)	$25	$(246)	$(367)
Reinsurance ceded	10	21	(1)	52
Net amount	$(108)	$46	$(247)	$(315)
Reinsurance Ceded
Effective July 1, 2024, several ANGI subsidiaries entered into a coinsurance reinsurance agreement with a strong rated counterparty, whereby these subsidiaries ceded a diversified block of life business representing approximately $3.3 billion of insurance liabilities, which was recorded within “Reinsurance recoverables and deposit assets” on the statements of financial position.
Reinsurance Assumed
Effective November 14, 2025, a subsidiary of ANGI entered into a modified coinsurance agreement with a third-party insurer to reinsure a PRT group annuity contract. Business assumed under this agreement for the three and six months ended June 30, 2026 was not significant.
Effective October 1, 2025, a subsidiary of ANGI entered into a coinsurance agreement with a third-party insurer in Japan, whereby this subsidiary reinsures certain policies on a flow basis. Business assumed under this agreement for the three and six months ended June 30, 2026 was not significant.
Effective December 16, 2024, a subsidiary of ANGI entered into a PRT transaction under a coinsurance reinsurance agreement with a subsidiary of Just, whereby the subsidiary of ANGI recognized approximately $1.3 billion of investments and insurance liabilities, with the insurance liabilities recorded within “Future policy benefits” on the statements of financial position. This reinsurance arrangement was effectively settled upon our acquisition of Just in the second quarter of 2026. See Note 16 for further details.
Effective September 3, 2021, NER Ltd. entered into a modified coinsurance arrangement with a third-party insurer to reinsure a block of multi-year guarantee fixed annuities. Our reinsurance assumed exposure from this arrangement as of June 30, 2026 is “Reinsurance funds withheld” of $1.4 billion and “Policyholders’ account balances” of $1.3 billion as presented in the statements of financial position (December 31, 2025 – $1.4 billion and $1.4 billion, respectively).

NOTE 13. SEPARATE ACCOUNT ASSETS AND LIABILITIES
The following table presents the changes in the Company’s separate account assets and liabilities:

AS OF AND FOR THE SIX MONTHS ENDED JUN. 30 US$ MILLIONS	2026	2025
Balance, beginning of period	$822	$1,343
Additions (deductions):
Policyholder deposits	29	33
Net investment income	19	32
Net realized capital gains (losses) on investments	78	35
Policyholder benefits and withdrawals	(65)	(53)
Net transfer to general account	(1)	(60)
Policy charges	(8)	(8)
Total changes	52	(21)
Balance, end of period	$874	$1,322

Cash surrender value	$847	$747
NOTE 14. DEFERRED POLICY ACQUISITION COSTS, DEFERRED SALES INDUCEMENTS AND VALUE OF BUSINESS ACQUIRED
The following tables present a rollforward of DAC, deferred sales inducements (“DSI”) and value of business acquired (“VOBA asset”) for the periods indicated:

AS OF AND FOR THE SIX MONTHS ENDED JUN. 30, 2026 US$ MILLIONS	Annuities	P&C	Life Insurance	Total
DAC:
Balance, beginning of period	$1,893	$166	$377	$2,436
Additions	412	236	26	674
Amortization	(94)	(167)	(13)	(274)
Net change	318	69	13	400
Balance, end of period	$2,211	$235	$390	$2,836
DSI:
Balance, beginning of period	$1,114	$—	$—	$1,114
Additions	259	—	—	259
Amortization	(51)	—	—	(51)
Net change	208	—	—	208
Balance, end of period	$1,322	$—	$—	$1,322
VOBA asset:
Balance, beginning of period	$8,061	$14	$58	$8,133
Amortization	(380)	(4)	(2)	(386)
Net change	(380)	(4)	(2)	(386)
Balance, end of period	$7,681	$10	$56	$7,747
Total DAC, DSI and VOBA asset	$11,214	$245	$446	$11,905

AS OF AND FOR THE SIX MONTHS ENDED JUN. 30, 2025 US$ MILLIONS	Annuities	P&C	Life Insurance	Total
DAC:
Balance, beginning of period	$886	$184	$306	$1,376
Additions	511	228	45	784
Amortization	(47)	(229)	(16)	(292)
Net change	464	(1)	29	492
Balance, end of period	$1,350	$183	$335	$1,868
DSI:
Balance, beginning of period	$393	$—	$—	$393
Additions	348	—	—	348
Amortization	(19)	—	—	(19)
Net change	329	—	—	329
Balance, end of period	$722	$—	$—	$722
VOBA asset:
Balance, beginning of period	$8,838	$27	$62	$8,927
Amortization	(381)	(8)	(2)	(391)
Net change	(381)	(8)	(2)	(391)
Balance, end of period	$8,457	$19	$60	$8,536
Total DAC, DSI and VOBA asset	$10,529	$202	$395	$11,126
The following table provides the projected VOBA asset amortization expenses for a five-year period and thereafter as of June 30, 2026:

Years	US$ MILLIONS
2026(1)	$365
2027	679
2028	623
2029	568
2030	520
Thereafter	4,992
Total amortization expense	$7,747
__________________________
(1)Expected amortization for the remainder of 2026.

NOTE 15. INTANGIBLE ASSETS
The components of definite-lived and indefinite-lived intangible assets are as follows. Refer to Note 14 for VOBA asset, which is an actuarial intangible asset arising from a business combination.

	June 30, 2026			December 31, 2025
AS OF US$ MILLIONS	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangible assets:
Distributor relationships	$1,483	$(134)	$1,349	$1,467	$(106)	$1,361
Trade name	71	(21)	50	71	(16)	55
Unpaid claims reserve intangible asset	102	(68)	34	103	(61)	42
Software and other	316	(198)	118	158	(54)	104
Total definite-lived intangible assets	1,972	(421)	1,551	1,799	(237)	1,562
Indefinite-lived intangible assets:
Insurance licenses	63	—	63	63	—	63
Total	$2,035	$(421)	$1,614	$1,862	$(237)	$1,625
No impairment expenses of intangible assets were recognized for the three and six months ended June 30, 2026 and 2025. The Company estimates that its intangible assets do not have any significant residual value in determining their amortization. Amortization expenses were $158 million and $184 million for the three and six months ended June 30, 2026 and $30 million and $67 million for the three and six months ended June 30, 2025, respectively.
The following table outlines the estimated future amortization expense related to definite-lived intangible assets held as of June 30, 2026:

Years	US$ MILLIONS
2026(1)	$69
2027	121
2028	108
2029	87
2030	76
Thereafter	1,090
Total amortization expense	$1,551
__________________________
(1)Expected amortization for the remainder of 2026.

NOTE 16. ACQUISITION
Acquisition of Just Group plc
On April 1, 2026, the Company closed the acquisition of Just in an all-cash transaction by acquiring all of the outstanding share capital of Just it did not already own, valuing Just at 219.60 pence per share. The remaining consideration primarily relates to the previously held equity interest in Just prior to the acquisition as well as the effective settlement of a previously held reinsurance agreement between a subsidiary of Just and a subsidiary of ANGI (see Note 12 for the details of this reinsurance arrangement).
Accounting for the acquisition of Just is not finalized, and there remains some measurement uncertainty on the acquisition valuation, which is pending completion of a comprehensive evaluation of the net assets acquired within the next twelve months. The financial statements as of June 30, 2026 reflect management’s current best estimate of the purchase price allocation. Final valuation of the assets acquired and liabilities assumed and the completion of the purchase price allocation will occur by the first quarter of 2027. As a result, the excess of the purchase price over the fair value of net assets acquired, representing goodwill of $615 million as of June 30, 2026 may be adjusted in future periods. Goodwill recognized is not deductible for income tax purposes.
The acquired business operations of Just contributed revenues of $1.3 billion and a net loss of $207 million to the Company for the period from April 1, 2026 to June 30, 2026. Had the acquisition occurred on January 1, 2025, the consolidated unaudited pro forma revenue and net income would be: (i) $4.0 billion and $10 million, respectively, for the three months ended June 30, 2026; (ii) $6.8 billion and a net loss of $451 million, respectively, for the six months ended June 30, 2026; (iii) $6.3 billion and $609 million, respectively, for the three months ended June 30, 2025; and (iv) $9.9 billion and $147 million, respectively, for the six months ended June 30, 2025. The pro forma amounts have been calculated using the subsidiary’s results and adjusting them for the revised depreciation and amortization that would have been charged assuming the fair value adjustments to investments, property and equipment and intangible assets had been applied from January 1, 2025, together with the consequential tax effects.
The following summarizes the consideration transferred, the fair value of assets acquired and liabilities assumed as of the acquisition date:

US$ MILLIONS
Cash consideration transferred	$2,757
Fair value of the Company’s interest in Just previously held(1)	298
Share-based compensation settlement	8
Effective settlement of a pre-existing relationship	(1,277)
Total	$1,786
Assets acquired:
Investments	$41,513
Cash and cash equivalents	2,715
Accrued investment income	440
Premiums due and other receivables	87
Deferred tax asset	54
Property and equipment	50
Intangible assets(2)	24
Other assets	131
Total assets acquired	45,014
Liabilities assumed:
Future policy benefits	36,750
Policyholders’ account balances	65
Non-recourse borrowings	1,271
Derivative liabilities	557
Payables under repurchase agreements	4,861
Other liabilities	339
Total liabilities assumed	43,843
Net assets acquired	1,171
Goodwill	$615
__________________________
(1)No gain or loss was recognized as a result of remeasuring to fair value our equity interest in Just immediately before the business combination.
(2)The useful life of intangible assets is approximately 3 years.

The Company identified that a reinsurance agreement between a subsidiary of Just and a subsidiary of ANGI constituted a pre-existing relationship in accordance with ASC 805 that would need to be effectively settled as part of the acquisition. The Company recognized an effective settlement gain of $30 million in “Investment related gains (losses)” in the statements of operations, which includes the effect of derecognizing accumulated other comprehensive income pertaining to changes in discount rate for future policy benefits of $97 million.
Acquisition-related costs incurred of $42 million were recorded as “Operating expenses” in the statements of operations.
NOTE 17. FUTURE POLICY BENEFITS
The reconciliation of the balances described in the table below to the “Future policy benefits” in the statements of financial position is as follows.

AS OF US$ MILLIONS	June 30, 2026	December 31, 2025
Future policy benefits:
Annuities	$48,519	$12,277
Life Insurance	1,934	1,917
Deferred profit liability:
Annuities	585	226
Life Insurance	101	99
Other contracts and VOBA liability(1)	1,881	1,730
Total future policy benefits	$53,020	$16,249
__________________________
(1)Balance as of June 30, 2026 includes VOBA liability of $139 million from our acquisition of Just.

The balances and changes in the liability for future policy benefits are as follows:

AS OF AND FOR THE SIX MONTHS ENDED JUN. 30, 2026 US$ MILLIONS	Annuities	Life Insurance	Total
Present value of expected net premiums:
Balance, beginning of period	$—	$2,183	$2,183
Beginning balance at original discount rate	—	2,302	2,302
Effect of changes in cash flow assumptions	—	(17)	(17)
Effect of actual variances from expected experience	2	(7)	(5)
Adjusted beginning of period balance	2	2,278	2,280
Issuances	1,179	12	1,191
Interest accrual	4	46	50
Net premiums collected	(1,188)	(158)	(1,346)
Derecognitions (lapses and withdrawals)	3	—	3
Ending balance at original discount rate	—	2,178	2,178
Effect of changes in discount rate assumptions	—	(107)	(107)
Balance, end of period	$—	$2,071	$2,071

Present value of expected future policy benefits
Balance, beginning of period	$12,277	$4,100	$16,377
Beginning balance at original discount rate	12,425	4,459	16,884
Effect of changes in cash flow assumptions(1)	(143)	(53)	(196)
Effect of actual variances from expected experience	(120)	11	(109)
Adjusted beginning of period balance	12,162	4,417	16,579
Acquisition from business combination, net(2)	35,374	—	35,374
Issuances	1,226	12	1,238
Interest accrual	793	90	883
Benefit payments	(1,332)	(177)	(1,509)
Derecognitions (lapses and withdrawals)	9	—	9
Foreign currency translation	(118)	—	(118)
Ending balance at original discount rate	48,114	4,342	52,456
Effect of changes in discount rate assumptions	381	(337)	44
Effect of foreign currency translation on the effect of changes in discount rate assumptions	24	—	24
Balance, end of period	$48,519	$4,005	$52,524

Net liability for future policy benefits	48,519	1,934	50,453
Less: Reinsurance recoverables	82	(1,266)	(1,184)
Net liability for future policy benefits, after reinsurance recoverables	$48,601	$668	$49,269

Weighted average liability duration of future policy benefits (years)	9	13
Weighted average interest accretion rate	6%	5%
Weighted average current discount rate	6%	6%
__________________________
(1)For the three and six months ended June 30, 2026, the Company recognized liability remeasurement losses of $35 million and $60 million, respectively, from the net effect of the changes in cash flow assumptions, which were included in “Policyholder benefits and claims incurred” in the statements of operations.
(2)Net of $1.2 billion derecognition as a result of the effective settlement of a reinsurance arrangement in relation to our acquisition of Just. See Note 16 for further details.

AS OF AND FOR THE SIX MONTHS ENDED JUN. 30, 2025 US$ MILLIONS	Annuities	Life Insurance	Total
Present value of expected net premiums
Balance, beginning of period	$—	$2,353	$2,353
Beginning balance at original discount rate	—	2,507	2,507
Effect of changes in cash flow assumptions	—	65	65
Effect of actual variances from expected experience	(1)	(55)	(56)
Adjusted beginning of period balance	(1)	2,517	2,516
Issuances	742	5	747
Interest accrual	5	48	53
Net premiums collected	(749)	(148)	(897)
Derecognitions (lapses and withdrawals)	3	—	3
Ending balance at original discount rate	—	2,422	2,422
Effect of changes in discount rate assumptions	—	(114)	(114)
Balance, end of period	$—	$2,308	$2,308

Present value of expected future policy benefits
Balance, beginning of period	$10,287	$4,169	$14,456
Beginning balance at original discount rate	10,518	4,601	15,119
Effect of changes in cash flow assumptions(1)	15	77	92
Effect of actual variances from expected experience	(43)	(56)	(99)
Adjusted beginning of period balance	10,490	4,622	15,112
Issuances	745	5	750
Interest accrual	238	89	327
Benefit payments	(436)	(153)	(589)
Derecognitions (lapses and withdrawals)	28	—	28
Foreign currency translation	384	—	384
Ending balance at original discount rate	11,449	4,563	16,012
Effect of changes in discount rate assumptions	(162)	(360)	(522)
Balance, end of period	$11,287	$4,203	$15,490

Net liability for future policy benefits	11,287	1,895	13,182
Less: Reinsurance recoverables	(12)	(1,311)	(1,323)
Net liability for future policy benefits, after reinsurance recoverables	$11,275	$584	$11,859

Weighted average liability duration of future policy benefits (years)	7	14
Weighted average interest accretion rate	5%	5%
Weighted average current discount rate	5%	6%
__________________________
(1)For the three and six months ended June 30, 2025, the Company recognized liability remeasurement losses of $11 million and $31 million, respectively, from the net effect of the changes in cash flow assumptions, which were included in “Policyholder benefits and claims incurred” in the statements of operations.

The amounts of undiscounted and discounted expected gross premiums and future benefit payments follow:

AS OF JUN. 30 US$ MILLIONS	2026		2025
	Undiscounted	Discounted	Undiscounted	Discounted
Annuities:
Expected future benefit payments	$95,082	$48,519	$18,614	$11,262
Expected future gross premiums	—	—	—	—
Life Insurance:
Expected future benefit payments	$8,161	$4,005	$8,675	$4,203
Expected future gross premiums	4,978	2,938	5,482	3,259
Total:
Expected future benefit payments	$103,243	$52,524	$27,289	$15,465
Expected future gross premiums	4,978	2,938	5,482	3,259
The amount of revenue and interest recognized in the statements of operations follows:

FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS	Three Months Ended				Six Months Ended
	Gross Premiums or Assessments		Interest Expense		Gross Premiums or Assessments		Interest Expense
	2026	2025	2026	2025	2026	2025	2026	2025
Annuities	$1,206	$338	$660	$105	$1,333	$761	$791	$221
Life Insurance	93	101	23	21	185	206	44	41

NOTE 18. POLICYHOLDERS’ ACCOUNT BALANCES
Policyholders’ account balances relate to investment-type contracts and universal life-type policies as well as balances relating to funding agreements and a reinsurance assumed agreement that does not expose us to a reasonable possibility of a significant loss from insurance risk. Investment-type contracts principally include traditional individual fixed rate annuities and fixed index annuities in the accumulation phase and non-variable group annuity contracts.
The changes in policyholders’ account balances and the reconciliation to “Policyholders’ account balances” in the statements of financial position are as follows.

	2026			2025
AS OF AND FOR THE SIX MONTHS ENDED JUN. 30 US$ MILLIONS	Annuities	Life Insurance	Total	Annuities	Life Insurance	Total
Balance, beginning of period	$88,320	$2,193	$90,513	$81,444	$2,107	$83,551
Acquisition from business combination	65	—	65	—	—	—
Issuances	6,229	7	6,236	7,062	26	7,088
Premiums received	71	216	287	71	218	289
Policy charges	(313)	(181)	(494)	(287)	(189)	(476)
Surrenders and withdrawals	(5,587)	(64)	(5,651)	(5,078)	(55)	(5,133)
Interest credited	1,754	64	1,818	1,468	51	1,519
Benefit payments	(669)	—	(669)	(568)	—	(568)
Other	(5)	—	(5)	4	—	4
Balance, end of period	$89,865	$2,235	$92,100	$84,116	$2,158	$86,274
Reconciling items:
Funding agreements			$3,509			$930
Embedded derivative and other			1,811			1,193
Total policyholders’ account balances			$97,420			$88,397

Weighted average crediting rate	4%	6%	3%	5%
Net amount at risk(1)	$13,803	$38,083	$12,907	$38,673
Cash surrender value	$82,860	$2,024	$77,655	$1,919
__________________________
(1)Net amount at risk is defined as the current guarantee amount in excess of the current account balance.

The balance of account values by range of guaranteed minimum crediting rates and the related range of difference, in basis points, between rates being credited to policyholders and the respective guaranteed minimums follow.

AS OF JUN. 30, 2026 US$ MILLIONS	Range of Guaranteed Minimum Crediting Rate	At Guaranteed Minimum	1 - 50 Basis Points Above	51 - 150 Basis Points Above	> 150 Basis Points Above	Other(1)	Total
Annuities	0% - 1%	$2,997	$2,517	$3,866	$5,601	$—	$14,981
	1% - 2%	2,262	254	787	1,026	—	4,329
	2% - 3%	1,800	515	369	17,167	—	19,851
	Greater than 3%	1,541	5	11	5	—	1,562
	Other(1)	—	—	—	—	49,142	49,142
	Total	$8,600	$3,291	$5,033	$23,799	$49,142	$89,865

Life Insurance	1% - 2%	$42	$6	$68	$900	$—	$1,016
	2% - 3%	378	—	222	—	—	600
	Greater than 3%	602	—	—	17	—	619
	Total	$1,022	$6	$290	$917	$—	$2,235

AS OF JUN. 30, 2025 US$ MILLIONS	Range of Guaranteed Minimum Crediting Rate	At Guaranteed Minimum	1 - 50 Basis Points Above	51 - 150 Basis Points Above	> 150 Basis Points Above	Other(1)	Total
Annuities	0% - 1%	$3,715	$2,668	$4,170	$4,868	$—	$15,421
	1% - 2%	1,569	307	1,008	1,596	—	4,480
	2% - 3%	1,931	373	217	11,323	—	13,844
	Greater than 3%	1,633	5	6	11	—	1,655
	Other(1)	—	—	—	—	48,716	48,716
	Total	$8,848	$3,353	$5,401	$17,798	$48,716	$84,116

Life Insurance	1% - 2%	$38	$2	$66	$791	$—	$897
	2% - 3%	423	—	221	—	—	644
	Greater than 3%	617	—	—	—	—	617
	Total	$1,078	$2	$287	$791	$—	$2,158
__________________________
(1)Other includes products with either a fixed rate or no guaranteed minimum crediting rate or allocated to index strategies.

NOTE 19. MARKET RISK BENEFITS
The net balance of market risk benefit assets and liabilities of, and changes in guaranteed minimum withdrawal benefits associated with, annuity contracts follow.

AS OF AND FOR THE SIX MONTHS ENDED JUN. 30 US$ MILLIONS	2026	2025
Balance, beginning of period	$3,362	$2,799
Balance, beginning of period, before effect of changes in the instrument-specific credit risk	3,349	2,549
Issuances	(5)	(6)
Interest accrual	79	70
Attributed fees collected	153	121
Effect of changes in interest rates	(111)	51
Effect of changes in equity markets	120	98
Effect of changes in equity index volatility	2	(43)
Effect of changes in future expected policyholder behavior	7	68
Effect of changes in other future expected assumptions	2	7
Balance, end of period, before effect of changes in the instrument-specific credit risk	3,596	2,915
Effect of changes in the ending instrument-specific credit risk	(12)	278
Balance, end of period	3,584	3,193
Less: Reinsured MRB, end of period	(598)	(576)
Balance, end of period, net of reinsurance	$2,986	$2,617

Net amount at risk(1)	$13,341	$12,460
Weighted-average attained age of contract holders (years)	71	71
__________________________
(1)Net amount at risk is defined as the current guarantee amount in excess of the current account balance.
The reconciliation of market risk benefits by amounts in an asset position and in a liability position to the “Market risk benefits” amount in the statements of financial position follows.

AS OF US$ MILLIONS	June 30, 2026			December 31, 2025
	Asset	Liability	Net	Asset	Liability	Net
Market risk benefits	$1,167	$(4,751)	$(3,584)	$1,174	$(4,536)	$(3,362)

NOTE 20. LIABILITY FOR UNPAID CLAIMS AND CLAIM ADJUSTMENT EXPENSES
The liability for unpaid claims and claim adjustment expenses (“unpaid claims”) for property and casualty insurance is included in “Policy and contract claims” in the statements of financial position and is the amount estimated for incurred but not reported claims (“IBNR”) and claims that have been reported but not settled (“case reserves”), as well as associated claim adjustment expenses.
Information regarding the liability for unpaid claims is shown below:

AS OF AND FOR THE SIX MONTHS ENDED JUN. 30 US$ MILLIONS	2026	2025
Policy and contract claims, beginning	$7,277	$7,659
Less: Unpaid claims balance, beginning – long-duration	300	219
Gross unpaid claims balance, beginning – short-duration	6,977	7,440
Less: Reinsurance recoverables, beginning	2,742	3,083
Less: Foreign currency translation	2	1
Net balance, beginning – short-duration	4,233	4,356
Add: incurred related to
Current accident year	701	896
Prior accident years	3	20
Total incurred claims	704	916
Less: paid claims related to
Current accident year	170	296
Prior accident years	639	655
Total paid claims	809	951
Net unpaid claims balance, ending – short-duration	4,128	4,321
Add: Foreign currency translation	2	1
Add: Reinsurance recoverables, ending	2,557	2,945
Gross unpaid claims balance, ending – short-duration	6,687	7,267
Add: Unpaid claims balance, ending – long-duration	200	253
Policy and contract claims, ending	$6,887	$7,520
The estimates for ultimate incurred claims attributable to insured events of prior years increased by $3 million and by $20 million, respectively, for the six months ended June 30, 2026 and 2025. The unfavorable development in 2026 and 2025 was primarily related to higher-than-anticipated losses within certain casualty lines, which were partially offset by favorable development in our specialty lines.
For short-duration health insurance claims, the total of IBNR plus expected development on reported claims as of June 30, 2026 and December 31, 2025 was $5 million and $6 million, respectively.

NOTE 21. CORPORATE AND NON-RECOURSE BORROWINGS
Corporate and Non-Recourse Borrowings
The following is a summary of our corporate and non-recourse borrowings:

AS OF US$ MILLIONS	June 30, 2026		December 31, 2025
	Principal Balance	Carrying Amount	Principal Balance	Carrying Amount
Corporate borrowings:
Bilateral revolving credit facilities(1)	$663	$663	$628	$628
Term loan due April 2031(2)	1,989	1,989	—	—
Total corporate borrowings	2,652	2,652	628	628
Non-recourse borrowings:
364-day revolving credit facility due October 2026(3)	617	617	912	912
Secured loan due April 2027(4)	1,000	1,000	—	—
Term loan due May 2027(2)	100	99	100	98
5.00% senior notes due June 2027	500	494	500	490
Term loan due September 2028(2)	750	749	750	749
5.75% senior notes due October 2029	600	597	600	596
6.14% senior notes due June 2032	500	497	500	497
6.00% senior notes due July 2035	700	692	700	692
5.00% subordinated notes due June 2047	100	84	100	84
7.00% junior subordinated notes due December 2055(5)	500	494	500	494
Junior subordinated debentures(6)	266	247	265	245
5.00% perpetual restricted notes (Tier 1)(7)	431	375	—	—
Subordinated notes (Tier 2)(8)	1,035	1,033	—	—
Total non-recourse borrowings	$7,099	$6,978	$4,927	$4,857
__________________________
(1)Represent bilateral revolving credit facilities backed by third-party financial institutions, which bear interest at the specified SOFR, Prime or bankers’ acceptance rate plus a spread. As of June 30, 2026, the total borrowing capacity on these credit facilities was $2.3 billion (December 31, 2025 – $1.3 billion).
(2)Interest on the amount borrowed is tied to specified SONIA or SOFR plus a spread and is reset and paid quarterly.
(3)The 364-day revolving credit facility, which bears interest at the specified SOFR, Prime or bankers’ acceptance rate plus a spread, is for the purpose of temporarily warehousing investments that will ultimately be transferred into its insurance investment portfolios in the near term. The facility borrowings are generally secured by the underlying investments related to the credit facility drawings. The Company pledged investments totaling $588 million as collateral as of June 30, 2026, consisting of $235 million of investment funds, $4 million of cash and cash equivalents and $349 million of real estate partnerships. As of December 31, 2025, investments totaling $761 million were pledged as collateral consisting of $260 million of investment funds, $9 million of cash and cash equivalents and $492 million of real estate partnerships. As of June 30, 2026, the total borrowing capacity on these credit facilities was $1.0 billion (December 31, 2025 – $1.0 billion).
(4)The fair value of the collateral pledged was $2.9 billion as of June 30, 2026.
(5)Represents junior subordinated notes due December 2055 that are first callable at the issuer’s option beginning in the three-month period prior to December 2030, and thereafter on any interest payment date.
(6)Represent a series of junior subordinated debentures due between May 2033 and September 2037 issued to our subsidiary trusts that are not consolidated.
(7)Represents perpetual debt with no stated contractual maturity that is first callable at the issuer’s option in March 2031.
(8)Represent a series of subordinated notes (Tier 2) due between October 2029 and September 2037 at a fixed rate ranging from 6.50% to 9.00%.
The weighted average interest rates on outstanding borrowings that mature within one year were 5.36% and 5.46% as of June 30, 2026 and December 31, 2025, respectively.
The above-noted facilities require the Company and its subsidiaries to maintain minimum net worth covenants. As of June 30, 2026 and December 31, 2025, the Company was in compliance with its financial covenants.
Brookfield Credit Agreement
The Company also has a credit facility with Brookfield maturing in June 2027 that, as of June 30, 2026, permitted borrowings of up to $400 million under the Brookfield Credit Agreement. As of June 30, 2026 and December 31, 2025, there were no amounts drawn on the facility.

NOTE 22. INCOME TAXES
For the three and six months ended June 30, 2026, the effective tax rates on pre-tax income were 19.0% and 1.1%, respectively. The Company’s effective tax rate differed from the statutory tax rate of 15.0% for the same respective periods primarily due to international operations subject to different tax rates.
For the three and six months ended June 30, 2025, the effective tax rates on pre-tax income were 15.0% and 1.3%, respectively. The Company’s effective tax rate differed from the statutory tax rate of 21.1% for the same respective periods primarily due to international operations subject to different tax rates.
Pillar Two and Bermuda Corporate Income Tax Regime
In December 2023, the Government of Bermuda enacted a CIT regime, designed to align with the Organization for Economic Cooperation and Development’s (“OECD”) global minimum tax rules. The Corporate Income Tax Act 2023 came into operation in its entirety on January 1, 2025. The regime applies a 15% CIT to Bermuda businesses that are part of Multinational Enterprise (“MNE”) groups with annual revenue of €750 million or more. The Company had deferred tax assets totaling $435 million as of June 30, 2026 relating to this regime (December 31, 2025 – $457 million).
The Company has foreign operating subsidiaries principally located in Bermuda, the U.S., Canada, the Cayman Islands, Luxembourg, as well as the U.K. The U.K. enacted legislation in July 2023, implementing certain provisions of Pillar Two. Subsequently on March 21, 2025, the U.K. enacted certain amendments to its Pillar Two legislation, introducing the undertaxed payment rule (“UTPR”) for accounting periods beginning on or after December 31, 2025. Under the amended legislation, the UTPR would be applied as additional top-up tax levied directly on U.K. constituent entities in an amount equal to the UTPR top-up tax allocated to the U.K. Following the U.K.’s adoption of the OECD January 2025 Administrative Guidance, the Company reversed a top-up tax previously accrued on non-UK operations on March 31, 2026.
On June 20, 2024, Canada enacted new legislation imposing a 15% global minimum tax on profits. The legislation applies retroactively and implements an income inclusion rule (“IIR”) and a qualified domestic minimum top-up tax (“QDMTT”) for fiscal years that begin on or after December 31, 2023. As of June 30, 2026, legislation implementing the UTPR has been introduced in Parliament but had not been enacted.
Luxembourg implemented the Pillar Two rules in line with the EU Council Directive on December 14, 2022, which introduced an IIR tax (for fiscal years starting on or after December 31, 2023), a UTPR tax (for fiscal years starting on or after December 31, 2024) and a QDMTT (for fiscal years starting on or after December 31, 2023).
The U.S. and Cayman Islands have not yet passed legislation with respect to Pillar Two.
Based on our evaluation of the enacted Pillar Two legislation in Canada and Luxembourg, we determined that there was no material impact on the effective tax rate for the three and six months ended June 30, 2026.
The Company continues to monitor legislative developments and assess the impact of the global minimum tax requirements across jurisdictions in which it operates.

NOTE 23. SHARE CAPITAL
As of June 30, 2026 and December 31, 2025, the share capital of the Company comprises the following:

AS OF US$ MILLIONS, EXCEPT FOR PAR VALUE AND SHARE AMOUNTS	June 30, 2026					December 31, 2025
	Par Value		Authorized to Issue	Outstanding(1)	Carrying Amount	Par Value		Authorized to Issue	Outstanding(1)	Carrying Amount
Class A Senior Preferred Shares		$25.00	100,000,000	—	$—		$25.00	100,000,000	—	$—
Class B Senior Preferred Shares	C$	25.00	100,000,000	—	—	C$	25.00	100,000,000	—	—
Class A Junior Preferred Shares	25.00		1,000,000,000	—	—	25.00		1,000,000,000	—	—
Class B Junior Preferred Shares	C$	25.00	1,000,000,000	—	—	C$	25.00	1,000,000,000	—	—
Class A Exchangeable Shares	21.76		1,500,000,000	60,150,639	1,332	21.83		1,500,000,000	59,934,825	1,333
Class A-1 Exchangeable Shares	21.76		750,000,000	—	—	21.83		750,000,000	—	—
Class B Shares	21.76		750,000	36,000	1	21.83		750,000	36,000	1
Class C Shares	1.00		1,000,000,000	297,363,572	13,725	1.00		1,000,000,000	272,687,160	12,311
__________________________
(1)The number of issued shares is the same as the number of outstanding shares for all share types, except for Class A exchangeable shares. The number of issued Class A exchangeable shares was 65,569,591 as of June 30, 2026, including 5,418,952 shares held in treasury. The number of issued Class A exchangeable shares as of December 31, 2025 was 65,307,416, including 5,372,591 shares held in treasury.
The following events impacted the Company’s share capital position for the six months ended June 30, 2026:
•On February 26, 2026, we repurchased 26,647 Class A exchangeable shares.
•On April 8, 2026, we issued 18,344,438 Class C shares to Brookfield in exchange for $1.1 billion of BBUC shares Brookfield contributed.
•On April 20, 2026, we issued 6,331,974 Class C shares to Brookfield, valued at $317 million, in exchange for certain investments contributed by Brookfield.
The following events impacted the Company’s share capital position for the six months ended June 30, 2025:
•On February 24, 2025, we repurchased 96,744 Class A exchangeable shares.
•On June 25, 2025, we issued 41,670,076 Class C shares and a promissory note to Brookfield in exchange for $3.5 billion of BAM shares Brookfield contributed.
Repurchased shares were held in treasury as of June 30, 2026 and December 31, 2025. On December 31, 2025, we issued 24,818,914 Class C shares to Brookfield in exchange for the aforementioned promissory note. Accordingly, the promissory note was no longer outstanding as of June 30, 2026 and December 31, 2025.
The movement of shares outstanding is as follows:

	2026			2025
AS OF AND FOR THE PERIODS ENDED JUN. 30 SHARE AMOUNTS	Class A Exchangeable Shares	Class B Shares	Class C Shares	Class A Exchangeable Shares(1)	Class B Shares(1)	Class C Shares
Outstanding as of January 1	59,934,825	36,000	272,687,160	62,154,774	36,000	201,116,647
Acquisition of treasury shares, net	(26,647)	—	—	(96,744)	—	—
Outstanding as of March 31	59,908,178	36,000	272,687,160	62,058,030	36,000	201,116,647
Issuances	242,461	—	24,676,412	62,454	—	41,670,076
Outstanding as of June 30	60,150,639	36,000	297,363,572	62,120,484	36,000	242,786,723
__________________________
(1)The number of shares outstanding for Class A exchangeable and Class B shares was adjusted to reflect the three-for-two stock split in the form of a stock split completed on October 9, 2025, whereby we issued one-half of a Class A exchangeable share and one-half of a Class B share for each Class A exchangeable and Class B share outstanding, respectively.

NOTE 24. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The components of and changes in the accumulated other comprehensive income (“AOCI”), and the related tax effects, are shown below:

AS OF AND FOR THE PERIODS ENDED JUN. 30, 2026 US$ MILLIONS	Change in Net Unrealized Investment Gains (Losses)	Foreign Currency Translation	Change in Discount Rate for Future Policy Benefits	Change in Instrument-Specific Credit Risk for Market Risk Benefits	Defined Benefit Pension Plan Adjustment	Total
Balance as of January 1, 2026	$754	$16	$280	$(3)	$74	$1,121
Other comprehensive income (loss) before reclassifications	(947)	(1)	233	182	(2)	(535)
Amounts reclassified to net income	9	—	—	—	—	9
Deferred income tax benefit (expense)	202	—	(52)	(39)	1	112
Balance as of March 31, 2026	$18	$15	$461	$140	$73	$707
Other comprehensive income (loss) before reclassifications	208	(2)	(720)	(156)	(4)	(674)
Amounts reclassified to net income	6	—	(97)	—	—	(91)
Deferred income tax recovery (expense)	(58)	(3)	187	33	1	160
Balance as of June 30, 2026	$174	$10	$(169)	$17	$70	$102

AS OF AND FOR THE PERIODS ENDED JUN. 30, 2025 US$ MILLIONS	Change in Net Unrealized Investment Gains (Losses)	Foreign Currency Translation	Change in Discount Rate for Future Policy Benefits	Change in Instrument-Specific Credit Risk for Market Risk Benefits	Defined Benefit Pension Plan Adjustment	Total
Balance as of January 1, 2025	$(12)	$(61)	$362	$(189)	$104	$204
Other comprehensive income (loss) before reclassifications	410	46	(83)	68	(4)	437
Amounts reclassified to net income	(6)	—	—	—	—	(6)
Deferred income tax benefit (expense)	(86)	(8)	25	(19)	1	(87)
Balance as of March 31, 2025	$306	$(23)	$304	$(140)	$101	$548
Other comprehensive income (loss) before reclassifications	109	152	6	(99)	(3)	165
Amounts reclassified to net income	(37)	—	—	—	—	(37)
Deferred income tax recovery (expense)	6	(21)	(14)	25	1	(3)
Balance as of June 30, 2025	$384	$108	$296	$(214)	$99	$673

NOTE 25. EARNINGS PER SHARE
The components of basic earnings per share are summarized in the following table:

FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS, EXCEPT FOR PER SHARE AMOUNTS AND SHARES	Three Months Ended		Six Months Ended
	2026	2025	2026	2025
Net income (loss)	$149	$516	$(453)	$234
Attributable to:
Class A exchangeable and Class B shareholders	$5	$4	$10	$8
Class C shareholder	138	497	(476)	167
Non-controlling interests	6	15	13	59
	$149	$516	$(453)	$234

Earnings per class C share – basic	$0.47	$2.44	$(1.68)	$0.83

Weighted average shares – Class C shares	294,359,232	203,406,212	283,583,064	202,267,754
NOTE 26. RELATED PARTY TRANSACTIONS
In the normal course of operations, the Company entered into the transactions below with related parties.
(a)Related party transactions under agreements with Brookfield
The Company has an outstanding equity commitment in the amount of $2.0 billion from Brookfield to fund future growth, which the Company may draw on from time to time. As of June 30, 2026 and 2025, there were no amounts drawn under the equity commitment.
The Company has a revolving credit facility with Brookfield under the Brookfield Credit Agreement. Refer to Note 21 for more details. The Company also has a support agreement and a rights agreement with Brookfield in relation to our exchangeable shares as well as a licensing agreement with Brookfield in relation to our use of the name “Brookfield” and its logo. No amounts have been incurred in the statements of operations under these agreements for the three and six months ended June 30, 2026 and 2025.
The following table reflects our related party transactions under other agreements with Brookfield recorded in the statements of operations:

FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS	Three Months Ended		Six Months Ended
	2026	2025	2026	2025
Administration fees to Brookfield	4	2	8	4
Investment management fees to Brookfield(1)	92	55	160	107
__________________________
(1)The Company had $92 million and $57 million of investment management fees payable to Brookfield as of June 30, 2026 and 2025, respectively, which are included in “Due to related parties” on the statements of financial position. The remaining “Due to related parties” balances as of June 30, 2026 and 2025 are primarily related to accounts and loans payable to Brookfield and its subsidiaries.
(b)Other related party transactions
As of June 30, 2026, we held investments in related parties of $12.2 billion (December 31, 2025 – $13.4 billion), not including equity method investments (see Note 8 for details on our equity method investments). The Company’s investments in related parties are net of maturities, prepayments and sales that occur during the period and reflect any other changes in carrying values during the period such as fair value changes for investments carried at fair value.
Our investments in related parties include Brookfield shares received under the exchange offer in the fourth quarter of 2023, valued at $2.0 billion as of June 30, 2026 (December 31, 2025 – $2.1 billion), BAM shares contributed by Brookfield in the second quarter of 2025, valued at $2.9 billion as of June 30, 2026 (December 31, 2025 – $3.4 billion) and approximately $4.1 billion of private loans issued to subsidiaries of Brookfield (December 31, 2025 – $4.3 billion).
Our investment transactions with related parties for the six months ended June 30, 2026 include the refinancing of an existing $450 million loan provided to subsidiaries of Brookfield Infrastructure Partners L.P. For the six months ended June 30, 2025, our investment transactions with related parties include the contribution of $3.5 billion of BAM shares by Brookfield. Investment transactions with related parties are accounted for in the same manner as those with unrelated parties in the financial statements. Amounts disclosed in this paragraph represent the value of investments at the time of the transaction.
The Company had $343 million of cash on deposit with a wholly-owned subsidiary of Brookfield as of June 30, 2026 (December 31, 2025 – $318 million).

NOTE 27. SEGMENT REPORTING
The Company’s reporting segments are Annuities, P&C and Corporate and Other. As a result of our acquisition of Just and the strategic repositioning of our life insurance business, we reorganized and changed our internal segments in a manner that caused the composition of our reporting segments to change in the second quarter of 2026. Previously, our reporting segments included Life Insurance. We have restated all applicable comparative information.
These segments are regularly reviewed by the Company’s chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and assessing its performance. The Company’s CODM has been identified as the Chief Executive Officer and the Chief Financial Officer.
The key measure used by the CODM in assessing performance and in making resource allocation decisions is Distributable Operating Earnings (“DOE”). DOE provides the CODM with insights on capital allocation and investment strategies, as well as product mix and pricing of insurance products offered by the Annuities, P&C and Corporate and Other segments.
DOE is calculated as net income after applicable taxes excluding the impact of depreciation and amortization, deferred income taxes related to basis and other changes, and breakage and transaction costs, as well as certain investment and insurance reserve gains and losses, including gains and losses related to asset and liability matching strategies, non-operating adjustments related to changes in cash flow assumptions for future policy benefits and change in market risk benefits, and is inclusive of returns on equity invested in certain variable interest entities and the Company’s share of adjusted earnings from investments in certain associates. DOE allows the CODM to evaluate the Company’s segments on the basis of return on invested capital generated by its operations and allows the Company to evaluate the performance of its segments.
The tables below provide each segment’s results in the format that the CODM reviews its reporting segments to make decisions and assess performance.

FOR THE THREE MONTHS ENDED JUN. 30, 2026 US$ MILLIONS	Annuities	P&C	Corporate & Other	Total
Net premiums and other policy related revenues	$1,368	$538	$—
Net investment income, including reinsurance funds withheld	2,101	103	57
Segment revenues(1)(2)	3,469	641	57	$4,167
Policyholder benefits, net	(1,867)	(345)	—
Interest sensitive contract benefits, excluding index credits	(635)	—	—
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired	(207)	(96)	—
Other insurance and reinsurance expenses(3)	(91)	—	—
Operating expenses, excluding transaction costs	(125)	(89)	(34)
Interest expense	—	—	(141)
Income tax expense, net	—	—	(73)
Segment DOE	$544	$111	$(191)	$464
Other DOE(4)				24
Depreciation and amortization expenses				(50)
Deferred income tax recovery relating to basis and other changes				38
Transaction costs				(109)
Mark-to-market losses on investments, including reinsurance funds withheld				(102)
Mark-to-market losses on insurance contracts and other net assets				(116)
Net income				$149
__________________________
(1)For the three months ended June 30, 2026, there were no significant intersegment revenues.
(2)Our consolidated revenues in the statements of operations principally represent the sum of “Segment revenues” and “Mark-to-market losses on investments, including reinsurance funds withheld” in the tables above, as well as net premiums and other policy related revenues from other insurance businesses that do not meet the definition of reportable segments under ASC 280.
(3)“Other insurance and reinsurance expenses” primarily represent “Change in fair value of market risk benefits” excluding the effect of changes in market risks (e.g., interest rates, equity markets and equity index volatility) on the statements of operations.
(4)Other includes DOE related to businesses that do not meet the definition of reportable segments under ASC 280, including the Life Insurance business.

FOR THE THREE MONTHS ENDED JUN. 30, 2025 US$ MILLIONS	Annuities	P&C	Corporate & Other	Total
Net premiums and other policy related revenues	$493	$633	$—
Net investment income, including reinsurance funds withheld	1,345	109	71
Segment revenues(1)(2)	1,838	742	71	$2,651
Policyholder benefits, net	(442)	(474)	—
Interest sensitive contract benefits, excluding index credits	(500)	—	—
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired	(225)	(127)	—
Other insurance and reinsurance expenses(3)	(122)	—	—
Operating expenses, excluding transaction costs	(139)	(76)	(19)
Interest expense	—	—	(82)
Income tax expense, net	—	—	(87)
Segment DOE	$410	$65	$(117)	$358
Other DOE(4)				40
Depreciation and amortization expenses				(52)
Deferred income tax expense relating to basis and other changes				(4)
Transaction costs				(14)
Mark-to-market gains on investments, including reinsurance funds withheld				237
Mark-to-market losses on insurance contracts and other net assets				(49)
Net income				$516

FOR THE SIX MONTHS ENDED JUN. 30, 2026 US$ MILLIONS	Annuities	P&C	Corporate & Other	Total
Net premiums and other policy related revenues	$1,628	$1,061	$—
Net investment income, including reinsurance funds withheld	3,588	206	115
Segment revenues(1)(2)	5,216	1,267	115	$6,598
Policyholder benefits, net	(2,136)	(681)	—
Interest sensitive contract benefits, excluding index credits	(1,235)	—	—
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired	(393)	(171)	—
Other insurance and reinsurance expenses(3)	(200)	—	—
Operating expenses, excluding transaction costs	(252)	(180)	(66)
Interest expense	—	—	(233)
Income tax expense, net	—	—	(169)
Segment DOE	$1,000	$235	$(353)	$882
Other DOE(4)				44
Depreciation and amortization expenses				(103)
Deferred income tax recovery relating to basis and other changes				174
Transaction costs				(155)
Mark-to-market losses on investments, including reinsurance funds withheld				(997)
Mark-to-market losses on insurance contracts and other net assets				(298)
Net loss				$(453)
__________________________
(1)For the three months ended June 30, 2025 and six months ended June 30, 2026, there were no significant intersegment revenues.
(2)Our consolidated revenues in the statements of operations principally represent the sum of “Segment revenues” and “Mark-to-market gains (losses) on investments, including reinsurance funds withheld” in the tables above, as well as net premiums and other policy related revenues from other insurance businesses that do not meet the definition of reportable segments under ASC 280.
(3)“Other insurance and reinsurance expenses” primarily represent “Change in fair value of market risk benefits” excluding the effect of changes in market risks (e.g., interest rates, equity markets and equity index volatility) on the statements of operations.
(4)Other includes DOE related to businesses that do not meet the definition of reportable segments under ASC 280, including the Life Insurance business.

FOR THE SIX MONTHS ENDED JUN. 30, 2025 US$ MILLIONS	Annuities	P&C	Corporate & Other	Total
Net premiums and other policy related revenues	$1,045	$1,281	$—
Net investment income, including reinsurance funds withheld	2,666	213	141
Segment revenues(1)(2)	3,711	1,494	141	$5,346
Policyholder benefits, net	(973)	(910)	—
Interest sensitive contract benefits, excluding index credits	(984)	—	—
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired	(447)	(237)	—
Other insurance and reinsurance expenses(3)	(214)	—	—
Operating expenses, excluding transaction costs	(261)	(164)	(48)
Interest expense	—	—	(162)
Income tax recovery (expense), net	—	—	(183)
Segment DOE	$832	$183	$(252)	$763
Other DOE(4)				72
Depreciation and amortization expenses				(116)
Deferred income tax recovery relating to basis and other changes				179
Transaction costs				(55)
Mark-to-market gains on investments, including reinsurance funds withheld				27
Mark-to-market losses on insurance contracts and other net assets				(636)
Net income				$234
__________________________
(1)For the six months ended June 30, 2025, there were no significant intersegment revenues.
(2)Our consolidated revenues in the statements of operations principally represent the sum of “Segment revenues” and “Mark-to-market gains on investments, including reinsurance funds withheld” in the tables above, as well as net premiums and other policy related revenues from other insurance businesses that do not meet the definition of reportable segments under ASC 280.
(3)“Other insurance and reinsurance expenses” primarily represent “Change in fair value of market risk benefits” excluding the effect of changes in market risks (e.g., interest rates, equity markets and equity index volatility) on the statements of operations.
(4)Other includes DOE related to businesses that do not meet the definition of reportable segments under ASC 280, including the Life Insurance business.
The Company’s Annuities segment offers annuity-based products to individuals and institutions. Total premium revenues recorded within the Annuities segment for the three and six months ended June 30, 2026 and 2025 were primarily from PRT transactions with institutions in the U.S., the U.K. and Canada and included certain retail annuities from Just. Premiums received from retail annuities in the U.S. are generally recorded as deposits and are not included in net premiums.
Our P&C segment provides a broad range of P&C products through Clearbrook, which include coverage for property, casualty, specialty and other. Total earned premiums within this segment for the three and six months ended June 30, 2026 and 2025 were primarily from transactions with U.S.-based individuals and institutions.
Lastly, the Corporate and Other segment’s revenue is mainly from investment income earned on investments warehoused by the Company prior to their transfer into its insurance investment portfolios, net of associated borrowing costs.

In addition to DOE, the CODM also monitors the assets, including investments accounted for using the equity method, liabilities and equity attributable to each segment.

AS OF JUN. 30, 2026 US$ MILLIONS	Annuities	P&C	Corporate & Other	Segment Total(1)
Assets	$172,625	$12,294	$12,169	$197,088
Liabilities	160,190	8,302	11,944	180,436
Equity	12,435	3,992	225	16,652

AS OF DEC. 31, 2025 US$ MILLIONS	Annuities	P&C	Corporate & Other	Segment Total(1)
Assets	$125,612	$12,780	$10,053	$148,445
Liabilities	116,549	8,936	6,171	131,656
Equity	9,063	3,844	3,882	16,789
__________________________
(1)The difference from our consolidated total assets, liabilities and equity represents balances attributable to businesses that do not meet the definition of reportable segments under ASC 280, including the Life Insurance business.
The following table shows the breakdown of total assets by jurisdiction.

AS OF US$ MILLIONS	June 30, 2026	December 31, 2025
U.S.	$143,145	$141,613
U.K.	46,245	264
Canada	8,530	5,582
Bermuda and others	7,784	9,722
Total assets	$205,704	$157,181
The breakdown of total revenue by jurisdiction follows.

FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS	Three Months Ended		Six Months Ended
	2026	2025	2026	2025
U.S.	$2,331	$2,570	$4,603	$5,087
U.K.	1,313	3	1,327	2
Bermuda	32	105	86	84
Canada	436	61	502	155
Other	105	298	(645)	327
Total revenue	$4,217	$3,037	$5,873	$5,655

NOTE 28. FINANCIAL COMMITMENTS AND CONTINGENCIES
Commitments
As of June 30, 2026, the Company and its subsidiaries, in aggregate, had outstanding commitments to purchase, expand or improve real estate and to fund mortgage loans, private loans and investment funds of $12.8 billion (December 31, 2025 – $12.3 billion).
In addition, as of June 30, 2026, certain of our subsidiaries had approximately $231 million of future payments in aggregate, inclusive of office space construction costs, under their long-term operating lease agreements (December 31, 2025 – $159 million).
Federal Home Loan Bank Agreements
Certain of the Company’s subsidiaries have access to the FHLB’s financial services including advances that provide an attractive funding source for short-term borrowing and for access to other funding agreements. As of June 30, 2026, certain municipal bonds and collateralized mortgage obligations with a fair value of approximately $780 million (December 31, 2025 – $793 million) and commercial mortgage loans of approximately $1.0 billion (December 31, 2025 – $1.1 billion) were on deposit with the FHLB as collateral for borrowing. As of June 30, 2026, the collateral provided borrowing capacity of approximately $1.4 billion (December 31, 2025 – $1.5 billion). The deposited securities and commercial mortgage loans are included in the statements of financial position within “Available-for-sale fixed maturity securities” and “Mortgage loans on real estate”, respectively.
Funding Agreement-Backed Notes
Starting in 2025, we have a FABN program under which a statutory trust that is not consolidated or affiliated with us issues its senior secured medium-term notes. This trust uses the net proceeds from each sale to purchase one or more funding agreements from a subsidiary of ANGI. The FABN notes are underwritten and marketed by major investment banks’ broker-dealer operations and are sold to institutional investors for the purposes of generating a spread-based return. As of June 30, 2026, we had $2.7 billion outstanding (December 31, 2025 – $1.5 billion) under the FABN program with a maximum aggregate principal amount permitted to be outstanding at any one time of $4.0 billion. In addition, we had approximately $815 million outstanding under other funding agreements as of June 30, 2026 (December 31, 2025 – $800 million).
Litigation
Certain of the Company’s subsidiaries are defendants in various lawsuits concerning alleged breaches of contracts, various employment matters, allegedly deceptive insurance sales and marketing practices, and miscellaneous other causes of action arising in the ordinary course of operations. Certain lawsuits include claims for compensatory and punitive damages. The Company provides accruals for these items to the extent it deems the losses probable and reasonably estimable. After reviewing these matters with legal counsel, based upon information presently available, management is of the opinion that the ultimate resultant liability, if any, would not have a material adverse effect on the statements of financial position, liquidity or results of operations; however, assessing the eventual outcome of litigation necessarily involves forward-looking speculation as to judgments to be made by judges, juries and appellate courts in the future.
Such speculation warrants caution, as the frequency of large damage awards, which bear little or no relation to the economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given lawsuit. These lawsuits are in various stages of development, and future facts and circumstances could result in management changing its conclusions. It is possible that, if the defenses in these lawsuits are not successful, and the judgments are greater than management can anticipate, the resulting liability could have a material impact on the Company’s financial position, liquidity, or results of operations. With respect to the existing litigation, management currently believes that the possibility of a material judgment adverse to the Company is remote. Accruals for losses are established whenever they are probable and reasonably estimable. If no one estimate within the range of possible losses is more probable than any other, an accrual is recorded based on the lowest amount of the range.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
This management’s discussion and analysis (“MD&A”) covers the financial position as of June 30, 2026 and December 31, 2025 and the results of operations for the three and six months ended June 30, 2026 and 2025. Unless the context requires otherwise, when used in this MD&A, the terms “we”, “us”, “our”, or the “Company” mean Brookfield Wealth Solutions Ltd., together with all of its subsidiaries and the term “Brookfield” means Brookfield Corporation, its subsidiaries and controlled companies, including, unless the context otherwise requires, Brookfield Asset Management Ltd. (“BAM”) and any investment fund sponsored, managed or controlled by Brookfield Corporation or its subsidiaries, and does not, for greater certainty, include us or Brookfield Oaktree Holdings, LLC and Oaktree Capital Holdings, LLC and their respective subsidiaries.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Forward-Looking Information” within this MD&A.
The information in this MD&A should be read in conjunction with the unaudited condensed consolidated financial statements (“the financial statements”) prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) as of June 30, 2026 and December 31, 2025 and for the three and six months ended June 30, 2026 and 2025, as well as the December 31, 2025 annual consolidated financial statements included within the Form 20-F, filed with the SEC on March 26, 2026. Interim operating results for the three and six months ended June 30, 2026 are not necessarily indicative of the results expected for the entire year.
Overview of Our Business
Our company is an exempted company limited by shares incorporated under the laws of Bermuda on December 10, 2020. The Company holds a direct 100% ownership interest in BWS Holdings Ltd. (“BWS Holdings”), which holds the Company’s interest in its operating subsidiaries, which include: American National Group Inc. (“ANGI”), Blumont Annuity Company (“BAC Canada”), Clearbrook Group Holdings Inc. (“Clearbrook”), Just Group plc (“Just”) and North End Re Ltd. (“NER Ltd.”). ANGI is the holding company of American Equity Life insurance companies (“AEL”) and American National insurance companies (“American National”) which we acquired in May 2024 and May 2022, respectively. AEL and American National generally maintain independent insurance operations while sharing certain corporate and management activities. As such, we continue to make references, where applicable, to the operating results of AEL and American National separately in this MD&A.
On April 1, 2026, we closed the acquisition of Just. Our interim operating results for the three and six months ended June 30, 2026 include those from Just from the date of our acquisition. For further details of our acquisition, see Note 16, “Acquisition” of the financial statements.
Our company is focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Our business is presently conducted through our subsidiaries, and the principal operating entities of the Company generally maintain their own independent management and infrastructure. Refer to the “Lines of Business” section within this MD&A for further details on our operating segments’ businesses.
As a result of our acquisition of Just and the strategic repositioning of our life insurance business, we reorganized and changed our internal segments in a manner that caused the composition of our reporting segments to change in the second quarter of 2026. The Company’s reporting segments are Annuities, Property and Casualty (“P&C”) and Corporate and Other. Previously, our reporting segments included Life Insurance. For segment information, refer to Note 27. We have restated all applicable comparative information.
Controls and Procedures
No change in our internal control over financial reporting occurred during the quarter ended June 30, 2026 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Our scope excluded the internal control over financial reporting of Just, which we acquired on April 1, 2026.

Key Financial Data
The following table presents key financial data of the Company:

AS OF AND FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS	Three Months Ended		Six Months Ended
	2026	2025	2026	2025
Total assets	$205,704	$148,893	$205,704	$148,893
Net income (loss)	149	516	(453)	234
Adjusted Equity(1)	18,773	14,688	18,773	14,688
Distributable Operating Earnings(1)	488	398	926	835
__________________________
(1)Adjusted Equity and Distributable Operating Earnings are Non-GAAP measures. See “Reconciliation of Non-GAAP Measures”.
Operating Results and Financial Review
CONSOLIDATED RESULTS OF OPERATIONS
The following table summarizes the financial results of our business for the three and six months ended June 30, 2026 and 2025:

FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS	Three Months Ended		Six Months Ended
	2026	2025	2026	2025
Net premiums	$1,787	$1,029	$2,474	$2,151
Other policy revenue	221	200	406	379
Net investment income	2,141	1,470	3,597	2,883
Investment related gains (losses)	59	328	(637)	225
Net investment results from reinsurance funds withheld	9	10	33	17
Total revenues	4,217	3,037	5,873	5,655

Policyholder benefits and claims incurred	(2,302)	(1,079)	(2,957)	(2,186)
Interest sensitive contract benefits	(777)	(497)	(1,333)	(1,021)
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired	(366)	(363)	(711)	(702)
Change in fair value of insurance-related derivatives and embedded derivatives	232	(131)	93	(331)
Change in fair value of market risk benefits	(108)	46	(247)	(315)
Operating expenses	(558)	(324)	(928)	(707)
Interest expense	(154)	(82)	(248)	(155)
Total benefits and expenses	(4,033)	(2,430)	(6,331)	(5,417)

Net income (loss) before income taxes	184	607	(458)	238
Income tax recovery (expense)	(35)	(91)	5	(4)
Net income (loss)	149	516	(453)	234
Less: non-controlling interests	(6)	(15)	(13)	(59)
Net income (loss) attributable to shareholders	$143	$501	$(466)	$175
As a result of our acquisition of Just and the increase in significance of certain accounts resulting from the consolidation of Just, certain previously reported amounts have been reclassified to conform to the current financial statement presentation. These reclassifications had no impact on net income (loss) as reported in the statements of operations, as well as total assets, liabilities or equity in the statements of financial position.
Comparison of three months ended June 30, 2026 and 2025
For the three months ended June 30, 2026, we reported net income of $149 million, compared to net income of $516 million in the prior year quarter. The decrease of $367 million is primarily driven by the decrease in investment related gains and losses in connection with our equity securities portfolio and derivative instruments.
Net premiums and other policy revenue were $2.0 billion for the three months ended June 30, 2026, compared to $1.2 billion in the prior year quarter. The increase of $779 million was primarily driven by the incremental premiums included from Just, partially offset by the phased withdrawal from non-core businesses in our P&C segment. Premiums received from fixed index and fixed rate retail annuities and funding agreements are generally recorded as deposits and are not included in net premiums. Refer to “Net Premiums” and “Gross Annuity Sales” sections within this MD&A for further details.

Net investment income increased by $671 million for the three months ended June 30, 2026, relative to the prior year quarter. Net investment income comprises interest and dividends earned on fixed income and equity investments, as well as other miscellaneous income from equity method investments primarily consisting of real estate partnerships and investment funds. The increase from the prior year quarter was driven by the growth in our investment portfolio due to the contribution from Just, coupled with the continued rotation into higher yielding investment strategies.
Investment related gains and losses decreased by $269 million for the three months ended June 30, 2026, relative to the prior year quarter. The decrease is primarily driven by lower unrealized gains on our equity securities portfolio as well as unfavorable unrealized fair value movements on our derivative instruments.
Net investment results from reinsurance funds withheld remained consistent for the three months ended June 30, 2026, compared to the prior year quarter.
Policyholder benefits and claims incurred represent benefit and claim payments made to our policyholders across our insurance businesses and include changes in our insurance-related liabilities in connection with our PRT sales and loss experience in our P&C business. For the three months ended June 30, 2026, the amount increased by $1.2 billion, primarily driven by additional benefits and expenses incurred during the quarter from Just’s insurance liabilities assumed.
Interest sensitive contract benefits represent interest credited to policyholders’ account balances (“PAB”) from our investment contracts with customers. For the three months ended June 30, 2026, the amount increased by $280 million, primarily driven by equity market movements coupled with new business written within our Annuities business.
Amortization of deferred policy acquisition costs (“DAC”), deferred sales inducements (“DSI”) and value of business acquired (“VOBA”) was $366 million for the three months ended June 30, 2026, compared to $363 million in the prior year quarter. The increase of $3 million was primarily driven by the continued growth of our Annuities business.
Change in fair value of insurance-related derivatives and embedded derivatives represents the fair value change of call options used to fund the equity-indexed annuity contracts as well as the fair value change of embedded derivatives of these contracts. Fair value changes are impacted by the expected and actual performance of the indices the call options relate to as well as interest rates used to estimate our embedded derivatives. The increase of $363 million is attributable to the change in interest rates and equity market impacts used in the valuation of these embedded derivatives.
Change in fair value of market risk benefits represents the mark-to-market movements of our liability based on the protection to the policyholder from capital market risks. The loss of $108 million for the three months ended June 30, 2026 is primarily due to movements in interest rates and equity markets used in the valuation of these liabilities.
Operating expenses were $558 million for the three months ended June 30, 2026, compared to $324 million in the prior year quarter, which represents an increase of $234 million. The increase was primarily driven by the contribution of expenses from Just, one-time transaction costs associated with the acquisition of Just and additional costs incurred to support the continued growth of our business.
Interest expense increased by $72 million for the three months ended June 30, 2026, compared to the prior year quarter. The increase is primarily driven by debt assumed and raised through our acquisition of Just.
Distributable operating earnings (“DOE”) increased by $90 million to $488 million for the three months ended June 30, 2026. Please refer to the “Segment Review” section for additional details within this MD&A.
Comparison of six months ended June 30, 2026 and 2025
For the six months ended June 30, 2026, we reported a net loss of $453 million, compared to net income of $234 million in the prior year period. The decrease of $687 million is primarily driven by unfavorable fair value movements on our equity securities portfolio in the current year.
Net premiums and other policy revenue were $2.9 billion for the six months ended June 30, 2026, compared to $2.5 billion in the prior year period. The increase of $350 million is primarily driven by the incremental premiums included from Just, partially offset by the phased withdrawal from non-core businesses in our P&C segment. Refer to “Net Premiums” and “Gross Annuity Sales” sections within this MD&A for further details.
Net investment income increased by $714 million for the six months ended June 30, 2026, relative to the prior year. The increase from the prior year period was driven by the growth in our investment portfolio due to the contribution from Just, coupled with the continued rotation into higher yielding investment strategies.
Investment related gains and losses decreased by $862 million for the six months ended June 30, 2026, relative to the prior year. The decrease is primarily due to unrealized fair value losses on our equity securities portfolio.
Net investment results from reinsurance funds withheld increased by $16 million for the six months ended June 30, 2026, compared to the prior year. The increase is primarily driven by mark-to-market gains on embedded derivatives arising from our modified coinsurance reinsurance agreement.
Policyholder benefits and claims incurred for the six months ended June 30, 2026, increased by $771 million, primarily driven by additional benefits and expenses incurred from insurance liabilities assumed through our acquisition of Just.

Interest sensitive contract benefits for the six months ended June 30, 2026 increased by $312 million primarily due to the continued growth of our Annuities business, coupled with the impact of equity market movements.
Amortization of DAC, DSI and VOBA was $711 million for the six months ended June 30, 2026, compared to $702 million in the prior year. The increase of $9 million was driven by the growth in DAC and DSI from the continued growth of our Annuities business.
Change in fair value of insurance-related derivatives and embedded derivatives increased by $424 million relative to the prior year period. The increase is attributable to the change in interest rates and equity market impacts used in the valuation of the embedded derivatives.
Change in fair value of market risk benefits of $247 million for the six months ended June 30, 2026 is primarily due to movements in interest rates and equity markets used in the valuation of these liabilities.
Operating expenses increased by $221 million for the six months ended June 30, 2026, compared to the prior year period. The increase was primarily driven by the contribution of expenses from Just, one-time transaction costs associated with the acquisition of Just and additional costs incurred to support the continued growth of our business.
Interest expense increased by $93 million for the six months ended June 30, 2026, compared to the prior year. The increase is primarily driven by debt assumed and raised through our acquisition of Just.
Distributable operating earnings (“DOE”) increased by $91 million to $926 million for the six months ended June 30, 2026. Please refer to the “Segment Review” section within this MD&A for additional details.

CONSOLIDATED FINANCIAL POSITION
The following table summarizes the financial position as of June 30, 2026 and December 31, 2025:

AS OF US$ MILLIONS	June 30, 2026	December 31, 2025
Assets
Investments	$157,912	$110,044
Cash and cash equivalents	12,609	13,014
Accrued investment income	1,419	892
Deferred policy acquisition costs, deferred sales inducements and value of business acquired	11,905	11,683
Reinsurance funds withheld	1,559	1,435
Premiums due and other receivables	787	620
Ceded unearned premiums	296	352
Deferred tax asset	962	687
Reinsurance recoverables and deposit assets	11,513	12,151
Property and equipment	317	290
Intangible assets	1,614	1,625
Goodwill	1,398	783
Other assets	2,539	2,783
Separate account assets	874	822
Total assets	205,704	157,181
Liabilities
Future policy benefits	53,020	16,249
Policyholders’ account balances	97,420	94,411
Policy and contract claims	6,887	7,277
Market risk benefits	4,751	4,536
Unearned premium reserve	1,419	1,272
Due to related parties	949	819
Other policyholder funds	361	360
Notes payable	206	205
Corporate borrowings	2,652	628
Non-recourse borrowings	6,978	4,857
Funds withheld for reinsurance liabilities	2,938	3,157
Derivative liabilities	576	37
Payables under repurchase agreements	4,386	—
Other liabilities	4,436	4,634
Separate account liabilities	874	822
Total liabilities	187,853	139,264
Equity
Class A exchangeable, Class B and Class C	15,058	13,645
Retained earnings	2,354	2,820
Accumulated other comprehensive income	102	1,121
Non-controlling interests	337	331
Total equity	17,851	17,917
Total liabilities and equity	$205,704	$157,181
Comparison as of June 30, 2026 and December 31, 2025
Total assets increased by $48.5 billion during the period to $205.7 billion, primarily driven by our acquisition of Just, coupled with capital deployment from annuity sales.
Cash and cash equivalents decreased by $405 million from December 31, 2025 to June 30, 2026, primarily driven by the continued deployment of cash and cash equivalents into our investment strategies. We continue to maintain a strong liquidity position across our segments. For further information, refer to “Liquidity and Capital Resources” section, including “Cash Flows Review” section, within this MD&A.
Total investments increased by $47.9 billion from December 31, 2025 to June 30, 2026 primarily due to the incorporation of Just’s investments, as well as continued deployment of our annuity sales into investment strategies.
The increase in reinsurance funds withheld of $124 million from December 31, 2025 to June 30, 2026 was driven by changes in the value of their embedded derivative arising from the changes in interest rates used in its valuation.

DAC are capitalized costs directly related to writing new policyholder contracts including commissions. DSI consist of premium and interest bonuses credited to PAB. The VOBA intangible asset arose from our past business combinations. The increase from December 31, 2025 to June 30, 2026 was driven by new business written during the period.
Ceded unearned premiums represent a portion of unearned premiums ceded to reinsurers. The decrease of $56 million from December 31, 2025 to June 30, 2026 is primarily driven by the recognition of earned premiums subject to reinsurance.
Reinsurance recoverables and deposit assets are estimated amounts due to the Company from reinsurers or cedants, related to paid and unpaid ceded benefits, claims and expenses and are presented net of reserves for collectability. The decrease of $638 million from December 31, 2025 to June 30, 2026 is driven by a reduction in associated insurance liabilities.
Other assets were $2.5 billion as of June 30, 2026, decreasing by $244 million from December 31, 2025. The balance includes current tax assets, market risk benefit asset, prepaid pension assets, as well as other miscellaneous receivables. The decrease is primarily related to lower receivable balances associated with our investment transactions and other miscellaneous receivables.
Intangible assets decreased by $11 million from December 31, 2025 to June 30, 2026, principally due to their amortization during the period, partially offset by the recognition of additional intangible assets from our acquisition of Just.
Goodwill consists of $615 million arising from the acquisition of Just in April 2026, $662 million arising from the acquisition of AEL in May 2024 as well as $121 million arising from the acquisition of American National in May 2022.
Separate account assets and liabilities both increased by $52 million from December 31, 2025 to June 30, 2026, principally due to net realized capital gains on underlying assets.
Future policy benefits and PAB increased by $39.8 billion from December 31, 2025 to June 30, 2026, primarily driven by the assumption of Just’s insurance liabilities.
Policy and contract claims decreased by $390 million from December 31, 2025 to June 30, 2026, driven by favorable loss experience in our P&C segment during the period.
Corporate and non-recourse borrowings increased by $4.1 billion from December 31, 2025 to June 30, 2026 driven by debt assumed and raised through our acquisition of Just.
Derivative liabilities increased by $539 million from December 31, 2025 to June 30, 2026 primarily driven by the assumption of Just’s derivative liabilities.
Payables under repurchase agreements represent the obligation to repurchase securities under collateralized borrowing transactions, whereby securities are sold to third parties with a concurrent agreement to repurchase such securities at a determined future date, providing liquidity. The balance as of June 30, 2026 relates to outstanding payables assumed from Just.
Total equity decreased by $66 million from December 31, 2025 to June 30, 2026. The decrease was driven by a comprehensive loss of $1.5 billion recognized during the period primarily due to unfavorable unrealized fair value movements on our investment portfolio and future policy benefits liability.

SEGMENT REVIEW
The Company’s reporting segments are Annuities, P&C and Corporate and Other. As a result of our acquisition of Just and the strategic repositioning of our life insurance business, we reorganized and changed our internal segments in a manner that caused the composition of our reporting segments to change in the second quarter of 2026. Previously, our reporting segments included Life Insurance.
We measure operating performance primarily using DOE, which measures our ability to acquire net insurance assets at a positive margin, and invest these assets at a return that is greater than the cost of policyholder liabilities.
The following table presents DOE of each of our reporting segments for the three and six months ended June 30, 2026 and 2025:

FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS	Three Months Ended		Six Months Ended
	2026	2025	2026	2025
Annuities	$544	$410	$1,000	$832
P&C	111	65	235	183
Corporate and Other	(191)	(117)	(353)	(252)
Segment DOE	464	358	882	763
Other insurance	24	40	44	72
DOE	$488	$398	$926	$835
Comparison of three months ended June 30, 2026 and 2025
Annuities – DOE within our Annuities business represents contribution from both our retail and institutional platforms. DOE increased by $134 million for the three months ended June 30, 2026 compared to the prior year quarter. The increase was primarily attributable to earnings contributed from Just as well as increased investment income from our continued deployment into higher yielding investment strategies.
P&C – DOE increased by $46 million as a result of continued improvements in our loss experience arising from underwriting actions implemented over the past twelve months.
Corporate and Other – DOE decreased by $74 million for the three months ended June 30, 2026 compared to the prior year quarter. The decrease was primarily driven by higher interest expense due to the debt assumed and raised through our acquisition of Just.
Comparison of six months ended June 30, 2026 and 2025
Annuities – DOE increased by $168 million for the six months ended June 30, 2026 compared to the prior year period. The increase was primarily attributable to earnings contributed from Just as well as increased investment income from our continued deployment into higher yielding investment strategies.
P&C – DOE increased by $52 million for the six months ended June 30, 2026 compared to the prior year period. The increase was primarily driven by improvements in our loss experience arising from underwriting actions implemented over the past twelve months.
Corporate and Other – DOE decreased by $101 million for the six months ended June 30, 2026 compared to the prior year period. The decrease was primarily driven by higher interest expense due to the debt assumed and raised through our acquisition of Just.
LINES OF BUSINESS
Through our operating subsidiaries, our company offers a range of retirement services, wealth protection products and tailored capital solutions focused on securing the financial futures of individuals and institutions.
Annuities
Fixed Index Annuities – Fixed index annuities allow policyholders to earn index credits based on the performance of a particular index without the risk of loss of their account value. Certain products offer a premium bonus in which the initial annuity deposit on these policies is increased at issuance by a specified premium bonus rate. Generally, the surrender charge and bonus vesting provisions of our policies are structured such that we have comparable protection from early termination between bonus and non-bonus products. The annuity contract value is equal to the sum of premiums paid, premium bonuses and interest credited (“index credits” for funds allocated to an index-based strategy), which is based upon an overall limit (or “cap”) or a percentage (the “participation rate”) of the appreciation (based in certain situations on monthly averages or monthly point-to-point calculations) in a recognized index or benchmark. Caps and participation rates limit the amount of interest the policyholder may earn in any one contract year and may be adjusted by us annually subject to stated minimums.

Fixed Rate Annuities – Fixed rate deferred annuities include annual, multi-year rate guaranteed products (“MYGAs”) and single premium deferred annuities (“SPDAs”). Our annual reset fixed rate annuities have an annual interest rate (the “crediting rate”) that is guaranteed for the first policy year. After the first policy year, we have the discretionary ability to change the crediting rate once annually to any rate at or above a guaranteed minimum rate. Our MYGAs and SPDAs are similar to our annual reset products except that the initial crediting rate on MYGAs is guaranteed for a stated period of time before it may be changed at our discretion while the initial crediting rate on SPDAs is guaranteed for either three or five years.
Pension Risk Transfer – Pension Risk Transfer is the transfer by a corporate sponsor of the risks, or some of the risks, associated with the sponsorship and administration of a pension plan, in particular, investment risk and longevity risk. Longevity risk represents the risk of an increase in life expectancy of plan beneficiaries. These risks can be transferred either to an insurer like us through a group annuity transaction commonly referred to as PRT, or to an individual through a lump-sum settlement payment. PRT using insurance typically involves a single premium group annuity contract that is issued to a pension plan by an insurer, permitting the corporate pension plan sponsor to discharge certain pension plan liabilities from its balance sheet.
Funding Agreements – Funding agreements include those issued to special-purpose unaffiliated trusts in connection with our funding agreement-backed notes (“FABN”) program and those directly issued to our institutional counterparties. Our FABN program allows its special-purpose unaffiliated trust to offer its senior secured medium-term notes. The net proceeds of the issuance of notes are used by the trust to purchase one or more funding agreements from certain of our insurance subsidiaries with matching interest and maturity payment terms.
Single Premium Immediate Annuities – A single premium immediate annuity is purchased with one premium payment, providing periodic (usually monthly or annual) payments to the annuitant for a specified period, such as for the remainder of the annuitant’s life. Return of the original deposit may or may not be guaranteed, depending on the terms of the annuity contract.
Property and Casualty
Property – Property lines offer policies protecting various personal and commercial properties from man-made and natural disasters, including property insurance for homeowners and renters.
Casualty – Casualty lines include a broad range of primary and excess casualty products, such as specialty casualty, construction defect, general liability, commercial multi-peril, workers’ compensation, product liability, environmental liability and auto liability. Casualty lines are generally considered long-tailed as it takes a relatively long period of time to finalize and resolve all claims from a given accident year. Some products have long claims reporting lags and/or longer time lags for payment of claims.
Specialty – Specialty lines include niche insurance coverages such as garage and inland marine and offer insurance programs and fronting solutions. Specialty lines are considered generally short-tailed as claims are typically known relatively quickly, although it may take a longer period of time to finalize and resolve all claims from a given year.
Run-off and Other – Run-off and Other lines primarily consist of discontinued lines previously underwritten by our insurance subsidiaries including professional liability and surety coverages.
Corporate and Other
Our Corporate and Other segment performs various corporate and other activities that support our core insurance operations. Such activities include our investment warehousing activities where we temporarily warehouse investments that will ultimately be transferred into our insurance investment portfolios in the near term. We generate investment income from warehoused investments and incur interest expenses on revolving credit facilities utilized to fund these investments. Also included in our Corporate and Other segment activities are certain hedging activities, certain charges and activities that are not attributable to our insurance operating segments and interest expense related to the Company’s corporate and non-recourse borrowings.

NET PREMIUMS
The breakdown of premiums by product, net of ceded premiums, is as follows:

FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS	Three Months Ended		Six Months Ended
	2026	2025	2026	2025
Annuities
Retail(1):
Fixed Index	$—	$—	$—	$—
Fixed Rate	—	2	—	3
Other(2)	315	—	315	—
Total Retail Annuities	315	2	315	3

Institutional:
Pension Risk Transfer(3)	820	304	903	705
Funding Agreements(1)	—	—	—	—
Total Institutional Annuities	820	304	903	705

Total Annuities	1,135	306	1,218	708

Property and Casualty
Property(4)	130	51	258	122
Casualty(4)	296	505	598	1,008
Specialty	81	65	152	126
Run-off and Other	28	8	48	13
Total Property and Casualty	535	629	1,056	1,269

Other	117	94	200	174

Total Net Premiums	$1,787	$1,029	$2,474	$2,151
__________________________
(1)Premiums received from retail annuities and funding agreements are generally recorded as deposits and are not included in net premiums.
(2)Includes premiums earned on single premium immediate annuities and other retail annuity products.
(3)Premiums differ from gross annuity sales in PRT, since premiums are recognized as revenue when due while they are included in sales upon deal close, which is confirmed by the counterparty.
(4)Certain products have been reclassified to conform to Clearbrook’s lines of business.
Comparison of the three months ended June 30, 2026 and 2025
For the three months ended June 30, 2026, we reported total net premiums of $1.8 billion, compared to $1.0 billion in the prior year quarter. The increase of $758 million is primarily due to premiums contributed by Just coupled with increased sales in our existing PRT business, partially offset by the phased withdrawal from non-core businesses in our P&C segment.
Comparison of the six months ended June 30, 2026 and 2025
For the six months ended June 30, 2026, we reported total net premiums of $2.5 billion, compared to $2.2 billion in the prior year period. The increase of $323 million is primarily attributable to premiums contributed by Just, partially offset by reduced premiums in our P&C segment due to the phased withdrawal from non-core businesses.

GROSS ANNUITY SALES
Gross annuity sales consist of all products’ deposits, which generally are not included in revenues on the statement of operations. Gross annuity sales include directly written business, flow reinsurance assumed as well as premiums and deposits generated from assumed block reinsurance transactions.
The breakdown of gross annuity sales follows:

FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS	Three Months Ended		Six Months Ended
	2026	2025	2026	2025
Retail:
Fixed Index	$1,631	$2,513	$3,322	$4,348
Fixed Rate	1,177	1,031	2,562	2,080
Other(1)	499	80	675	126
Total Retail Annuities	3,307	3,624	6,559	6,554

Institutional:
Pension Risk Transfer(2)	838	311	928	719
Funding Agreements	700	400	1,200	900
Total Institutional Annuities	1,538	711	2,128	1,619

Total Gross Annuity Sales	$4,845	$4,335	$8,687	$8,173
__________________________
(1)Includes single premium immediate annuities and other retail annuity products.
(2)Gross annuity sales differ from premiums in PRT, since premiums are recognized as revenue when due while they are included in sales upon deal close, which is confirmed by the counterparty.
Comparison of the three months ended June 30, 2026 and 2025
For the three months ended June 30, 2026, we reported total gross annuity sales of $4.8 billion, compared to $4.3 billion in the prior year quarter. The increase is primarily driven by the contribution from Just coupled with increased funding agreement issuances, which were partially offset by a decrease in our fixed index retail annuity sales.
Comparison of the six months ended June 30, 2026 and 2025
For the six months ended June 30, 2026, we reported total gross annuity sales of $8.7 billion, compared to $8.2 billion in the prior year period. The increase of $514 million is primarily driven by the contribution from Just as well as increased sales in our fixed rate retail annuity and funding agreement channels, partially offset by the decreased fixed index retail annuity sales.
Liquidity and Capital Resources
CAPITAL RESOURCES
We strive to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances within our operating subsidiaries and maintain payments to policyholders, as well as maintain distributions to our shareholders. Our principal sources of liquidity are cash flows from our operations, access to the Company’s third-party credit facilities, and our credit facility and equity commitment with Brookfield. We proactively manage our liquidity position to meet liquidity needs and continue to develop relationships with lenders who provide borrowing capacity at competitive rates, while looking to minimize adverse impacts on investment returns. We look to structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if needed. Our corporate liquidity for the periods noted below consisted of the following:

AS OF US$ MILLIONS	Jun. 30, 2026	Dec. 31, 2025
Cash and cash equivalents	$164	$120
Undrawn credit facilities	2,049	1,136
Total Corporate Liquidity(1)	$2,213	$1,256
__________________________
(1)Total Corporate Liquidity is a Non-GAAP measure. See “Performance Measures used by Management”.

As of the date of this MD&A, our liquidity is sufficient to meet our present requirements for the foreseeable future. In June 2021, Brookfield provided to the Company an equity commitment in the amount of $2.0 billion to fund future growth, which the Company may draw on from time to time. The equity commitment may be called by the Company in exchange for the issuance of Class C shares or redeemable junior preferred shares. As of June 30, 2026, there was $2.0 billion of undrawn equity commitment available. In addition, in connection with the Company’s spin-off from Brookfield on June 28, 2021, we entered into a credit agreement with Brookfield as the lender, providing a revolving $400 million credit facility. We also have $2.3 billion of revolving bilateral credit facilities with external banks. We use the liquidity provided by our credit facilities for working capital purposes, and we may use the proceeds from the capital commitment to fund growth capital investments and acquisitions. The determination of which of these sources of funding the Company will access in any particular situation is a matter of optimizing needs and opportunities at that time. As of June 30, 2026, there was $663 million drawn on the external bilateral facilities and no amount drawn on the Brookfield facility.
Today, we have significant liquidity within our insurance portfolios, giving us flexibility to secure attractive investment opportunities. In addition to a portfolio of highly liquid financial assets, our operating companies have additional access to liquidity from sources such as the Federal Home Loan Bank (“FHLB”) programs. As of June 30, 2026, the Company had no drawings and a total of $1.4 billion undrawn commitment available related to these programs.
Liquidity within our operating subsidiaries may be restricted from time to time due to regulatory constraints. As of June 30, 2026, the Company’s total liquidity was $80.7 billion, which included $164 million of unrestricted cash and cash equivalents held by non-regulated corporate entities.

AS OF US$ MILLIONS	Jun. 30, 2026	Dec. 31, 2025
Cash and cash equivalents	$12,609	$13,014
Liquid financial assets	66,005	48,425
Undrawn credit facilities	2,049	1,136
Total Liquidity(1)	$80,663	$62,575
__________________________
(1)Total Liquidity is a Non-GAAP measure. See “Performance Measures used by Management”.
As of June 30, 2026 and December 31, 2025, 67% and 91% of the Company’s Total Liquidity was held by our U.S. insurance subsidiaries, respectively.
CASH FLOWS REVIEW
Comparison of the six months ended June 30, 2026 and 2025
The following table presents a summary of our cash flows and ending cash balances for the six months ended June 30, 2026 and 2025:

FOR THE SIX MONTHS ENDED JUN. 30 US$ MILLIONS	2026	2025
Operating activities	$1,750	$1,040
Investing activities	(6,310)	(2,814)
Financing activities	4,157	2,609
Cash and cash equivalents:
Cash and cash equivalents, beginning of period	13,014	12,243
Net change during the period	(403)	835
Foreign exchange on cash balances held in foreign currencies	(2)	13
Cash and cash equivalents, end of period	$12,609	$13,091
Operating Activities
For the six months ended June 30, 2026, we generated $1.8 billion of cash from operating activities compared to $1.0 billion generated during the prior year period. The increase is primarily due to the incremental premiums from Just, partially offset by higher benefits and claim payments due to the growth of our business.
Investing Activities
During the current period, $6.3 billion of cash outflows from investing activities arose as we continue to deploy cash and cash equivalents into investments, coupled with the continued rotation of our investment portfolio into higher yielding investment strategies, compared to net outflows of $2.8 billion in the prior year period.
Financing Activities
For the six months ended June 30, 2026, we had a net cash inflow of $4.2 billion, which increased from a net cash inflow of $2.6 billion in the prior year period. The increase was primarily driven by debt raised through our acquisition of Just.

Financial Instruments
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations;
•We utilize local currency debt financing to the extent possible; and
•We may utilize derivative contracts to the extent that natural hedges are insufficient.
As of June 30, 2026, our total equity was $17.9 billion. Included in equity were approximately $280 million and $3.1 billion invested in Canadian dollars and British pounds, respectively. As of June 30, 2026, we had a notional $54.0 billion (December 31, 2025 – $11.2 billion) of foreign exchange forward and cross currency swap contracts in place to hedge against foreign currency risk.
For additional information, see Note 9, “Derivative Instruments” in the notes to the financial statements.
Future Capital Obligations and Requirements
As of June 30, 2026, the Company and its subsidiaries, in aggregate, had total unfunded investment commitments of $12.8 billion (December 31, 2025 – $12.3 billion). These commitments, when funded, are primarily recognized as mortgage loans, private loans, investment funds, investment real estate and other invested assets. For additional information, see Note 28, “Financial Commitments and Contingencies” in the notes to the financial statements.
The following presents the maturities by year of our corporate and non-recourse borrowings:

	Payments due by year
AS OF JUN. 30, 2026 US$ MILLIONS	Total	Unamortized discount and issuance costs	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years	No stated maturity(1)
Corporate borrowings	$2,652	—	—	—	—	—	2,652	—	—
Non-recourse borrowings	$6,978	(119)	2,224	—	750	766	—	2,926	431

	Payments due by year
AS OF DEC. 31, 2025 US$ MILLIONS	Total	Unamortized discount and issuance costs	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years	No stated maturity
Corporate borrowings	$628	—	—	—	—	—	628	—	—
Non-recourse borrowings	$4,857	(70)	912	600	750	600	—	2,065	—
__________________________
(1)Represents perpetual debt with no stated contractual maturity that is first callable at the issuer’s option in March 2031.
For additional information, see Note 21, “Corporate and Non-Recourse Borrowings” in the notes to the financial statements.
Capital Management
Capital management is the ongoing process of determining and maintaining the quantity and quality of capital appropriate to take advantage of the Company’s growth opportunities, to support the risks associated with the business and to optimize shareholder returns while fully complying with regulatory capital requirements.
The Company and its subsidiaries take an integrated approach to risk management that involves the Company’s risk appetite and capital requirements. The operating capital levels are determined by each respective operating company’s risk appetite and Own Risk and Solvency Assessment (“ORSA”). Furthermore, additional stress techniques are used to evaluate the Company’s capital adequacy under sustained adverse scenarios.
American National, AEL and certain Clearbrook subsidiaries are required to follow Risk Based Capital (“RBC”) requirements based on guidelines of the National Association of Insurance Commissioners (“NAIC”). RBC is a method of measuring the level of capital appropriate for an insurance company to support its overall business operations, in light of its size and risk profile. It provides a means of assessing capital adequacy, where the degree of risk taken by the insurer is the primary determinant.
Freestone Re Ltd., Argo Re Ltd. and NER Ltd. are required to maintain minimum statutory capital and surplus equal to the minimum solvency margin and the minimum economic capital and surplus equal to the enhanced capital requirement as determined by the Bermuda Monetary Authority (“BMA”). The Enhanced Capital Requirement (“ECR”) is calculated based on the Bermuda Solvency Capital Requirement model, a risk-based model that takes into account the risk characteristics of different aspects of a company’s business.
Just and its regulated insurance subsidiaries are required to comply with the requirements established by the Solvency II Framework directive as adopted by the Prudential Regulation Authority (“PRA”) in the U.K., and to measure and monitor their capital resources on this basis. They are required to maintain eligible capital, or “own funds,” in excess of the value of their Solvency Capital Requirements (“SCR”).

BAC Canada is subject to the Life Insurance Capital Adequacy Test (“LICAT”) as determined by the Office of the Superintendent of Financial Institutions (“OSFI”). The LICAT ratio compares the regulatory capital resources of an insurance company to its Base Solvency Buffer or required capital.
The Company has determined that it is in compliance with all capital requirements as of June 30, 2026 and December 31, 2025.
Brookfield Operating Results
An investment in the Class A exchangeable shares of the Company is intended to be, as nearly as practicable, functionally and economically, equivalent to an investment in Brookfield. A summary of Brookfield’s operating results for the three and six months ended June 30, 2026 and 2025 is provided below:

FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Three Months Ended		Six Months Ended
	2026	2025	2026	2025
Revenues	$19,406	$18,083	$37,986	$36,027
Net income attributable to Brookfield shareholders	364	272	466	345
Net income of consolidated business	703	1,055	1,745	1,270
Net income per share:
Basic(1)	0.14	0.10	0.17	0.12
Diluted(1)	0.14	0.10	0.16	0.11
Distributable earnings before realizations	1,427	1,253	2,820	2,554
__________________________
(1)Adjusted to reflect Brookfield’s three-for-two stock split completed on October 9, 2025.
For the three and six months ended June 30, 2026, Brookfield’s pro rata share of our DOE represented approximately 34% and 32% of their total distributable earnings before realizations, respectively. For the three and six months ended June 30, 2025, Brookfield’s pro rata share of our DOE represented approximately 31% and 32% of their total distributable earnings before realizations, respectively.
Each exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share due to each exchangeable share (i) being exchangeable at the option of the holder for one Brookfield Class A Share or its cash equivalent (the form of payment to be determined at the election of Brookfield), subject to certain limitations, and (ii) receiving distributions at the same time and in the same amounts as dividends on the Brookfield Class A Shares. We therefore expect that the market price of the exchangeable shares should be impacted by the market price of Brookfield Class A Shares and the business performance of Brookfield as a whole. In addition to carefully considering the disclosure made in this MD&A, careful consideration should be made to the disclosure made by Brookfield in its continuous disclosure filings. Copies of Brookfield’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR+ at www.sedarplus.ca.
Industry Trends and Factors Affecting Our Performance
As a financial services business providing capital-based solutions to the insurance industry, we are affected by numerous factors, including global economic and financial market conditions. Price fluctuations within equity, credit, commodity and foreign exchange markets, as well as interest rates, which may be volatile and mixed across geographies, can significantly impact the performance of our business. We also monitor factors such as consumer spending, business investment, the volatility of capital markets, interest rates, unemployment and the risk of inflation or deflation, which affect the business and economic environment and, in turn, impact the demand for the type of financial and insurance products offered by our business. Refer to “Industry Trends and Factors Affecting Our Performance” included in the MD&A of our most recent annual report on Form 20-F.
Critical Accounting Estimates
The preparation of the financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year or in the year of the revision and future years if the revision affects both current and future years. Refer to “Critical Accounting Estimates” included in the MD&A of our most recent annual report on Form 20-F.

Performance Measures Used by Management
To measure performance, we focus on net income and total assets, as well as certain Non-GAAP measures, including DOE, Total Corporate Liquidity, Total Liquidity and Adjusted Equity, which we believe are useful to investors to provide additional insights into assets within the business available for redeployment. Refer to the “Segment Review” and “Liquidity and Capital Resources” sections of this MD&A for further discussion on our performance and Non-GAAP measures for the three and six months ended June 30, 2026 and 2025.
Non-GAAP Measures
We regularly monitor certain Non-GAAP measures that are used to evaluate our performance and analyze underlying business performance and trends. We use these measures to establish budgets and operational goals, manage our business and evaluate our performance. We also believe that these measures help investors compare our operating performance with our results in prior years. These Non-GAAP financial measures are provided as supplemental information to the financial measures presented in this MD&A that are calculated and presented in accordance with GAAP. These Non-GAAP measures are not comparable to GAAP and may not be comparable to similarly described Non-GAAP measures reported by other companies, including those within our industry. Consequently, our Non-GAAP measures should not be evaluated in isolation, but rather, should be considered together with the most directly comparable GAAP measure in our financial statements for the periods presented. The Non-GAAP financial measures we present in this MD&A should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.
Distributable Operating Earnings
We use DOE to assess operating results and the performance of our businesses. We define DOE as net income after applicable taxes excluding the impact of depreciation and amortization, deferred income taxes related to basis and other changes, and breakage and transaction costs, as well as certain investment and insurance reserve gains and losses, including gains and losses related to asset and liability matching strategies, non-operating adjustments related to changes in cash flow assumptions for future policy benefits and change in market risk benefits, and is inclusive of returns on equity invested in certain variable interest entities and our share of adjusted earnings from our investments in certain associates.
DOE is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by GAAP. DOE is therefore unlikely to be comparable to similar measures presented by other issuers. We believe our presentation of DOE is useful to investors because it supplements investors’ understanding of our operating performance by providing information regarding our ongoing performance that excludes items we believe do not directly affect our core operations. Our presentation of DOE also provides investors enhanced comparability of our ongoing performance across years.
Adjusted Equity
Adjusted Equity represents the total economic equity of our company through our class A, B and C shares, excluding the impact of accumulated other comprehensive income and the accumulated after-tax impact of certain adjustments related to mark-to-market gains and losses on investments, derivatives and insurance contracts.
We use Adjusted Equity to assess our return on our equity and believe it supplements investors’ understanding of our operating performance by providing information regarding our ongoing performance that excludes items we believe do not directly affect our core operations.
Total Corporate Liquidity and Total Liquidity
Corporate Liquidity is a measure of our liquidity position and includes cash and cash equivalents, undrawn revolving credit facilities and liquid financial assets held by non-regulated corporate entities. Total Liquidity includes liquidity within our regulated insurance entities.

The following contains further details regarding our use of the Non-GAAP measures, as well as a reconciliation of GAAP consolidated net income and total equity to these measures:
Reconciliation of Non-GAAP Measures
The following table reconciles our net income to DOE:

FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS	Three Months Ended		Six Months Ended
	2026	2025	2026	2025
Net income (loss)	$149	$516	$(453)	$234
Mark-to-market losses (gains) on investments, including reinsurance funds withheld(1)	102	(237)	997	(27)
Mark-to-market losses (gains) on insurance contracts and other net assets(2)(3)	116	49	298	636
Deferred income tax expense (recovery) relating to basis and other changes	(38)	4	(174)	(179)
Transaction costs	109	14	155	55
Depreciation and amortization expenses	50	52	103	116
DOE	$488	$398	$926	$835
__________________________
(1)“Mark-to-market losses (gains) on investments, including reinsurance funds withheld” primarily represent mark-to-market gains or losses on our investments and reinsurance funds withheld. Mark-to-market gains or losses on our investments are presented as “Investment related gains (losses)” on the statements of operations. See Note 10, “Net Investment Income and Investment Related Gains (Losses)” in the notes to the financial statements for additional details. Mark-to-market gains or losses on reinsurance funds withheld are included in “Net investment results from reinsurance funds withheld” and represent the change in fair value of their embedded derivative during the period. See Note 9, “Derivative Instruments” in the notes to the financial statements for additional details.
(2)“Mark-to-market losses (gains) on insurance contracts and other net assets” principally represents the mark-to-market effect on insurance-related liabilities, net of reinsurance, due to changes in market risks (e.g., interest rates, equity markets and equity index volatility). These mark-to-market effects are primarily included in “Interest sensitive contract benefits”, “Change in fair value of insurance-related derivatives and embedded derivatives” and “Change in fair value of market risk benefits” on the statements of operations. See the following notes to the financial statements for additional information: (i) Note 9, “Derivative Instruments”; (ii) Note 18, “Policyholders’ Account Balances”; and (iii) Note 19, “Market Risk Benefits”.
(3)Included in “Mark-to-market losses (gains) on insurance contracts and other net assets” are “returns on equity invested in certain variable interest entities” and “our share of adjusted earnings from our investments in certain associates” as stated in the definition of DOE. “Returns on equity invested in certain variable interest entities” primarily represent equity-accounted income from our investments in real estate partnerships and investment funds and are included in “Net investment income” on the statements of operations. Additionally, “our share of adjusted earnings from our investments in certain associates” represents our share of DOE from AEL following the announcement of our acquisition in the third quarter of 2023, which is no longer applicable given our acquisition of AEL in May 2024.
The following table reconciles our GAAP total equity to Adjusted Equity:

AS OF JUN. 30 US$ MILLIONS	2026	2025
Total equity	$17,851	$15,839
Less:
Accumulated other comprehensive income	(102)	(673)
Non-controlling interests	(337)	(766)
Accumulated unrealized mark-to-market losses (gains), net of tax	1,361	288
Adjusted Equity	$18,773	$14,688

Forward-Looking Information
In addition to historical information, this MD&A contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information may relate to the Company and Brookfield’s outlook and anticipated events or results and may include information regarding the financial position, business strategy, growth strategy, budgets, operations, financial results, taxes, dividends, distributions, plans and objectives of the Company. Particularly, information regarding future results, performance, achievements, prospects or opportunities of the Company or Brookfield, as well as the outlook of the Canadian, U.S. or international markets, is forward-looking information. Forward-looking statements are typically identified by words such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”.
The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.
We caution that the factors that could cause our actual results to vary from our forward-looking statements described in this MD&A are not exhaustive. The forward-looking statements represent our views as of the date of this MD&A and should not be relied upon as representing our views as of any date subsequent to the date of this MD&A. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent annual report on Form 20-F and other risks and factors that are described therein.